                             FOR INFORMATION ONLY

  This Registration Statement has been filed with the Securities and Exchange Commission but has not yet become effective. The information contained herein is subject to completion or amendment.


    As filed with the Securities and Exchange Commission on March 31, 2000

                      Registration Number 000-___________


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) or (g) of The Securities Act of 1934

                        SIMS AGRICULTURAL PRODUCTS CO.
                (Name of small business issuer in its charter)


                    OHIO                              34-1665183
          (State or jurisdiction of                 (IRS Employer
        incorporation or organization)            Identification No.)

                              3795 COUNTY ROAD 29
                                 P. O. BOX 69
                            MT. GILEAD, OHIO 43338
                                (419) 946-2015
         (Address and telephone number of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act: None



Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, no par value
--------------------------------------------------------------------------------
                               (Title of Class)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.

     This Registration Statement contains forward-looking statements. These statements relate to future events or Sims' future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue", the negative of such terms, or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

     Although Sims believes that the expectations reflected in the forward-looking statements are reasonable, Sims cannot guarantee its future results, levels of activity, performance or achievement. Neither Sims nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Sims is under no duty to update any of the forward-looking statements after the date of this Registration Statement to conform such statements to actual results or to changes in Sims' expectations.

SPECIAL NOTE REGARDING SIMS' REASONS FOR FILING
THIS REGISTRATION STATEMENT.

     Sims' common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (NASD) under the symbol "SAGGE". (Prior to March 10, 2000, the stock was quoted under the symbol "SAGG".) Effective January 4, 1999, the NASD adopted rules requiring any issuer having its securities quoted on the OTC Bulletin Board to become a "reporting issuer" required to file reports under the Securities Exchange Act of 1934. Sims is not currently required to file reports under the Securities Exchange Act of 1934. Sims is filing this Registration Statement to voluntarily make itself subject to such reporting requirements and bring itself into compliance with NASD requirements for continued listing on the OTC Bulletin Board. Under the NASD's "phase-in" schedule, Sims has until April 5, 2000 to become a "reporting issuer". This Registration Statement will not become effective for 60 days from the date it is filed. Prior to becoming effective, Sims will be required to satisfy all comments of the Securities and Exchange Commission concerning this Registration Statement. It is unknown when and whether Sims will satisfy these comments. Therefore, OTC Bulletin Board quotations of Sims' common stock may cease after April 5, 2000. If this occurs, Sims intends to make application to have its common stock quoted in the "pink sheets" of the National Quotations Bureau, LLC. Listing in the "pink sheets" as opposed to the OTC Bulletin Board could have a negative impact on trading in Sims' common stock because the pink sheets are not as accepted by most broker/dealers as are securities quoted on the OTC Bulletin Board. If, as is likely, the common stock ceases to be quoted on the OTC Bulletin Board for failure of Sims to become a "reporting issuer" by April 5, 2000, Sims intends to reapply for listing as soon as possible following the effectiveness of this Registration Statement. However, Sims can give no assurance that the NASD will permit quotations of Sims' common stock to be reinstated.

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                       PART I -Disclosure Alternative 2

Item 6 - Description of Business

                                  THE COMPANY

     Sims produces a complete line of single element micronutrients and a line of custom-mixed, homogenized micronutrient packages for both domestic and international agricultural markets. Sims also manufactures and markets micronutrient products for the lawn care industry. Sims' products are marketed primarily under the "Sims Ag-Product, Inc.", "BinBuster", and "BinBuster2000" brands. Sims also produces private label products for key customers.

                          THE MICRONUTRIENT INDUSTRY

     Micronutrients are essential to all plant growth and include the elements boron, copper, iron, magnesium, manganese, molybdenum and zinc. Nature is the primary source of most nutrients consumed by plants. But due to an increase in the crop rotation rate in the United States over the last 20 years, micronutrients have been removed from the soil so quickly, that it has become necessary for growers to replace these micronutrients more frequently. Micronutrients are estimated to represent less than one percent of the 53.4 million tons of fertilizer used in the United States annually, or approximately 400,000 tons. Sims believes there will be increased demand for micronutrients as growers become more aware of the output relationships between crop rotation and micronutrient depletion.

     Plant growth requires sixteen nutrients. Three of the sixteen nutrients, namely carbon (C), hydrogen (H) and oxygen (O), are non-mineral elements that are readily available in the atmosphere and water. The other thirteen mineral nutrients typically are divided into three categories: three primary nutrients, three secondary nutrients, and seven micronutrients.

     The primary nutrients include nitrogen (N), phosphorus (P) and potassium
(K). The term "fertilizer" typically refers to these three primary nutrients. Most fertilizer products are labeled with the percentage of primary nutrients the product contains (e.g. 18-46-0). Plants require relatively large quantities of the primary nutrients. Most soils quickly become deficient if these primary nutrients are not replenished on a regular basis.

     The secondary nutrients include calcium (Ca) and sulfur (S). Although secondary nutrients are just as important to plant growth as primary nutrients, plants require less secondary than primary nutrients, and most soils either contain sufficient levels of these nutrients or a single application will correct a deficiency for a number of years.

     The six principle micronutrients or "trace elements" include boron (B), copper (Cu), iron (Fe), magnesium (Mg), manganese (Mn), and zinc (Zn). Plants require only small amounts of micronutrients and, like secondary nutrients, most soils either have adequate levels of these trace elements or a single application will correct a deficiency for a number of years.

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

     Although plants require only small amounts of micronutrients, these trace elements play vital roles in plant development. For example, boron plays a key role in the growth of pollen tubes and germination of pollen grain, in seed and cell wall formation, in sugar translocation and in protein formation. Zinc is essential for certain metabolic reactions, the development of enzyme systems, and the production of chlorophyll and carbohydrates. Micronutrient deficiencies will limit growth even if sufficient quantities of all other nutrients are available.

                                COMPANY HISTORY

     Sims was incorporated in Ohio in December 1990. Sims' address is 3795 County Road 29, P. O. Box 69, Mt. Gilead, Ohio 43338. Its telephone number is
(419) 946-2015.

     Sims commenced operations in January 1999 following its purchase of all of the assets of Gro-Care Corporation (Gro-Care), a manufacturer of nitrogen phosphate potash (NPK) fertilizer and granular nitrogen sulfate (GNS). In September 1991, Sims converted to manufacturing a complete line of micronutrients under the "Sims Ag-Product" label. Sims continued its production of GNS until the spring of 1992.

     In 1997 Sims opened the Global Micronutrient Institute (GMI) in Casey, Illinois in a joint venture with Arise Research & Discovery, Inc., an agricultural research company. GMI is a research and training center designed to educate people in the agribusiness industry in the need for micronutrients and help in marketing Sims products.

     In 1997 Sims acquired the assets of the Specialty Products Division of the Fertilizer Corporation of America. This acquisition gave Sims access to Caribbean, Latin America and Asian markets with the addition of foreign sales representatives, an existing customer base, and employees familiar with export procedures.

                                   PRODUCTS

     Sims produces a complete line of single element micronutrients and a line of over 20 custom-mixed, homogenized micronutrient packages (also called proprietary products) sold under the names "Sims Ag Products, Inc." "BinBuster", "BinBuster 2000" and private labels. Sims pays close attention to the granular size and density of its micronutrient products to ensure an even distribution of nutrients. The following table describes Sims' complete line of single element micronutrients.

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                      Sims Agricultural Products Company
                          Single Element Product Line
                            As of February 29, 2000


          Product                                     Uses

28% Manganese Oxysulfate           beans, corn, soybeans, peanuts, potatoes,
                                   alfalfa, cotton, apples, sweet corn, rice,
                                   wheat, sudangrass, tobacco, tomatoes,
                                   spearmint, sorghum and oats.
40% Manganese Oxysulfate           beans, corn, peanuts, potatoes, alfalfa,
                                   sweet corn, rice, wheat, sudangrass, tobacco,
                                   tomatoes and oats.
10% Boron                          Used in acid soils for alfalfa, beans, citrus
                                   fruits, corn, cotton, peanuts, potatoes,
                                   soybeans, tomatoes and wheat.
15% Copper Oxysulfate              citrus fruits, corn, wheat, oats, barley,
                                   flax (linen fiber), sudangrass, and various
                                   vegetable crops.
50% Iron Oxysulfate                sugar beets, barley, citrus fruits, corn,
                                   beans, sorghum, lawn turf, sudangrass, and
                                   various vegetable crops.
36% Magnesium Oxysulfate           of corn, citrus fruits, grasses, vegetables
                                   and tobacco.
36%, 31% and 20% Zinc              All crops.
Oxysulfate

Sims' products have distinct advantages over the competitive products including:

 . Improved quality as measured by product sizing (granulometry) and dust control. Sims is making further reduction in its screen range to 6 X 10 mesh which will result in improved uniformity, improved compatibility with other fertilizer raw materials, additional reductions of fines/dust and less variation in nutrient analysis.
 . Higher concentration of sulfuric acid into the product. This will improve product uniformity and homogeneity.
 . Clean, non-regulated industrial by-products and co-products used in the manufacture of its products.
 . Five years of agronomic research in numerous states and on numerous crops that has demonstrated the value and performance of its products and concepts in the use of micronutrients.

                              SALES AND MARKETING

     Sims believes that it maintains a competitive niche by employing technically competent sales people and supporting their efforts with ongoing scientific research data relating to the use and benefits of micronutrients. Sims' primary customer base is located within 1,000 miles of Mount Gilead and includes national and regional fertilizer blenders, large agricultural co-ops and large independent distributors of proprietary fertilizer products or services.

     Customers have traditionally been price sensitive. Recently, however, there has been a shift toward concerns for quality, service, and demonstrated or perceived agronomic value. Sims offers its distributors and their dealers a broad range of customer support services including dealer training meetings, formulation consultation, business consultation and agronomy

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consultation. Management expects to see price stability throughout the industry in the foreseeable future.

     Dallas Paul, President of Sims, who joined Sims in 1991, heads the sales and marketing function. The sales force, consisting of four individuals, currently deals with more than 40 distributors or intermediaries that have dealer network coverage in the continental U.S. and all provinces of Canada. The most significant distribution relationship is with Stoller Canada, the exclusive distributor of BinBuster Granular Micronutrients in Canada. Sims also has international distributorships or sales representatives in Mexico, Chile, Argentina, SE Asia, New Zealand, Australia, India, Europe and the Middle East.

Sims' marketing objectives include the following:

  . Aggressively position BinBuster Granular Micronutrients as offering superior value and superior quality relative to the products' exceptional nutrient and physical qualities and research demonstrated agronomic benefits.
  . Focus Sims' marketing and sales efforts in Sims' primary market defined as the states of Kentucky, Illinois, Indiana, Michigan, Missouri, New York, Ohio, Pennsylvania, Wisconsin and Canada.
  . Focus on select customers in secondary markets including the SE, Delta, SW, Plains, NW and the International Market.
  . Increase sales of proprietary products as Sims has a greater gross profit margin on these.
  . Continue to educate select customers about the benefits of micronutrients and the advantages of Sims' products over competitors.

     Sims believes that it faces strong competition in its primary market. Sims plans to focus on the implementation of marketing strategies designed to maximize its performance in Sims' primary market, given its current position and available marketing resources. Sims' primary strategies are to grow by competing more aggressively based on quality and service while maintaining competitive pricing and to enhance its product line through improved positioning of its products in the market. Specifically, Sims has determined that addressing its competition and enhancing the market's perception of its products are the most important elements of its marketing program for the coming year.

     Sims plans to pursue this strategy by marketing the BinBuster brand Granular Micronutrients as the superior granular micronutrients products offered in the industry based on guaranteed agronomic results proven by years of scientific research, superior physical characteristics including dust-free uniformly sized granules and heavy metal content of products below industry and customer standards. Sims plans to position the BinBuster brand as Granular Micronutrients that provide guaranteed agronomic results in dust-free, uniformly sized granules that meet industry and customer standards for nutrient availability, nutrient analysis, and non-nutritive metal content at a superior value. Sims' analysis indicates that customers are concerned about quality, but are not willing to pay more than a 2% to 3% premium above competitor prices for high quality, agronomically proven products. Sims' prices will be set on par with or slightly higher than the average for the target market, reflecting customer perception of value. This reflects consistency in Sims' prices for the coming period.

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                                  COMPETITION

     Sims' analysis of the marketing situation indicates that it is in a competitive market that had been growing at a rate of 2% to 4% annually before the last two years. Sims defined its core market as granular fertilizer blenders of primary, secondary, and micronutrients in the fertilizer industry. This plan targets companies in this industry throughout the U.S., Canada, the Caribbean, Central America, Mexico, Argentina, SE Asia, New Zealand, and Australia. The key decision-maker Sims must reach in order to make the sale at these companies may be the national, regional, or local purchasing manager, product manager, retail outlet manager, or owner.

     Sims believes that its primary competitors are Frit Industries, Agrium, and American Mineral. Sims believes that its product offerings are generally superior in agronomic value, quality, and competitively priced. Customers typically compare Sims offering with those of its direct competitors on the basis of nutrient content, granulometry, dust, packaging, and price. Sims believes that customers currently view Sims' offerings as superior on physical characteristics, nutrient content and packaging.

     Sims is smaller than its closest competitors, as it is not involved in other business. In terms of production and sales of granular micronutrients, Sims is smaller than Frit Industries, but larger than Agrium and American Mineral. Size differences are not a significant advantage in its industry once a minimum level of production is achieved. But, because Sims is not diversified in other businesses, Sims needs to be a low cost producer of quality products supported by savvy marketing, new product development, and agronomic research to maintain and grow its competitive advantage in the marketplace.

Sims' marketing plan is designed to help it compete effectively against Frit Industries, Agrium, and American Mineral.

Other smaller competitors of Sims in the oxysulfate or oxide business include:

 .  Tri Chem (Stephen G. Williams) located in Atlanta, GA and partially owned by
   Goldkist (currently being purchased by Southern States Co-op). Primary products are zinc and manganese oxysulfates and granular ulexite. Once a producer of granular zinc from EPA exempted flue dust and currently examining its future in this business after its long time source of raw material moved its operations.

 . Stroller Enterprises located in Houston, TX whose products are toll manufactured in AK. Products are a full line of oxysulfates and a line of granulated micronutrients based on ammonium sulfate. Stroller is a significant distributor of liquid micronutrients and nutrient solutions, domestically and internationally, with numerous companies in many countries.

 . Cameron Chemical located in Suffolk, VA. New producer of wide range of oxysulfates and oxides, primarily for sale and distribution in the SE. Once a raw material supplier and toll manufacturer for Sims Agricultural, now a competitor in some markets. Marketing, sales and

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  distribution handled by AgriBusiness Technologies of Albany, GA, once a distributor for Sims Agricultural.

     These competitors produce only one or two products, and do not currently produce formulas containing two or more secondary and micronutrients. Historically, these companies have focused their marketing and sales efforts on the animal feed, industrial, and/or consumer markets. Several of these companies have had a significant impact on the agricultural market by positioning their products as sulfates which are "100 percent water soluble" and therefore can be more available to the plant, and also "environmentally clean" when compared to "oxysulfates" and "oxides" in general. Two companies, Cozinco and American Microtrace are leaders in this regard, though one combination manufacturer, Agrium, has also used similar positioning of their products. The marketing effort has been successful at converting significant levels of business to sulfates and represents a marketing challenge to Sims in positioning its products. Because of the threat of sulfates to Sims oxysulfates, Sims needs to develop and implement a marketing program to educate and inform customers about the relative advantages of using its products.

     Additional competition is present in the form of producers of granular NPK's containing micronutrients, including Agrium, Florida Favorite, Royster Clark, and Northern Star. These producers add individual micronutrients in the form of oxides in their NPK granulation processes resulting in value-added or premium granular complete fertilizers with secondary and micronutrients. These firms are concentrated primarily in the southeast United States.

                            CONCENTRATION OF SALES

     For the fiscal years ended June 30, 1999 and June 30, 1998, Agri-Business represented 3% and 26% of Sims' total sales respectively. For the same period, Stoller of Canada represented 12% and 10% of Sims' total sales respectively. For the same period, Helena Chemical represented 13% and 7% of Sims' total sales respectively. For the six months ended December 31, 1999 and December 31, 1998, Stoller of Canada represented 2% and 14% of Sims' total sales, respectively. For the same period, Helena Chemical represented 8% and 13% of Sims' total sales respectively. The loss of Stoller of Canada as a customer could have an adverse impact on the profitability of Sims. Sims' five major customers represent approximately 46% and 31% of Sims' total sales, respectively, for the fiscal years ended June 30, 1999 and 1998. For the six months ended December 31, 1999 and December 31, 1998, Sims' five major customers represented 36% and 50% of Sims' total sales, respectively. If Sims lost the Stoller of Canada' business, the current estimated reduction in net income before taxes would be approximately $160,000.

                            LACK OF DIVERSIFICATION

     Sims' business is not diversified, relying predominantly upon the sale of its micronutrients for its revenue. Revenue generation will be limited by the success of Sims in marketing these products. Since Sims' micronutrients are sold primarily to fertilizer and agricultural retail companies, a significant portion of Sims' revenues are dependent upon the agricultural industry as a whole. Due to this, Sims' first six months of every fiscal year (July

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through December) has a net operating loss. Any health concerns with respect to micronutrients could have an adverse impact on micronutrient sales and Sims' profitability.

                           GENERAL ECONOMIC CLIMATE

     Sims' operations are dependent upon economic factors affecting the agricultural industry generally. These factors include, among others, labor disputes or restrictions imposed by governmental authorities, changes in federal, state or local tax laws applicable to Sims, availability of working capital, consumer spending habits and fluctuations in the availability and pricing of crops. Sims may not have adequate capital to survive prolonged work stoppages, strikes, lack of market acceptance or economic maladies in general. Raw material shortages and increases in raw material prices, taxes, energy and labor costs would adversely affect Sims.

                          DEPENDENCE ON KEY PERSONNEL

     The success of Sims' business depends in large part on its ability to retain the services of Dallas H. Paul, Sims' President. Mr. Paul currently does not have an employment agreement or noncompetition agreement with Sims. The loss of his services or the inability of Mr. Paul could have a material adverse effect on Sims. In the event of the loss of Mr. Paul's services, it could prove difficult to replace him. Sims carries a "key man" life insurance policy on Mr. Paul in the amount of $1,000,000 and is the beneficiary such insurance policy. Sims also carries and pays for a "key man" life insurance policy on Michael Barry, the Director of Purchasing, in the amount of $100,000 and is entitled to all of the benefits of such policy.

                      OPERATIONS AND MANAGEMENT/EMPLOYEES

     As of December 31, 1999, Sims employed 29 people, 10 of whom are seasonal employees. None of Sims' employees are members of labor unions. Sims believes that its relationships with its employees are satisfactory.

                           ABILITY TO MANAGE GROWTH

     Sims' future profitability will be subject to a number of risks, particularly those associated with managing its anticipated growth. Sims' ability to manage its anticipated growth will depend upon a number of factors, including hiring, training and retention of skilled management and other personnel; availability of adequate financing and other factors, many of which are beyond Sims' control. There can be no assurance that Sims will achieve its anticipated growth.

                                  TRADEMARKS

     The green leaf design used in Sims' logo is trademarked. Sims has also obtained registered trademark status for "BinBuster Micros".

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                            GOVERNMENTAL REGULATION

     The manufacture and sale of Sims' products are subject to regulation by a variety of regulatory authorities, including, but not limited to, federal, state, county and city agencies administering laws and regulations relating to health, labor, taxation and the agricultural industry. Sims believes that it is in material compliance with applicable government regulations. Sims incurs minimal additional costs to comply with these regulations.

                        COMPLIANCE WITH BANK COVENANTS

     Sims currently has outstanding mortgages payable and notes payable to National City Bank and has agreed to maintain certain financial ratios and comply with certain other covenants and requirements imposed by NCB. There can be no assurance that Sims will be able to comply with the covenants and other requirements imposed on Sims by NCB. The failure of Sims to comply with such requirements from NCB, or any other future lender, may result in such lending institution requiring the immediate repayment of Sims' debt obligations which could adversely impact Sims' profitability.

                               PLEDGE OF ASSETS

     Sims has granted a security interest in all of its assets as collateral for Sims' existing line of credit. In the event of a default in connection with such line of credit, the secured party could foreclose on its security interest and force a sale of all of Sims' assets.

                   DESCRIPTION OF SUBORDINATED DEBT WARRANTS

     Sims may issue up to 323,000 Common Shares upon the exercise of subordinated debt warrants. The warrants were originally issued pursuant to the issuing subordinated debt to various Sims' management individuals during June 1999 and will expire on June 30, 2006. Sims may issue up to 250,000 Common Shares upon the exercise of other warrants originally issued to several management members and directors for guaranteeing a line-of-credit with a financial institution. These warrants will expire in July 2006. Sims may issue up to 250,000 Common Shares upon the exercise of additional subordinated debt warrants originally issued pursuant to issuing subordinated debt to various individuals during November and December 1999 and which will expire on December 31, 2006. All of the warrants provide for an exercise price of $.01 per share. The warrants were originally issued to subordinated debt holders and line-of-credit guarantors as compensation.

                             LIMITED PUBLIC MARKET

     There is currently only a limited public market for Sims' common shares, which are currently traded on the NASD OTC Bulletin Board. On February 4, 2000, the closing price for the common shares was $3.50 per share. There can be no assurance that such public market will continue in the future. As of January 31, 2000, Sims had five (5) listed market makers. However, trading of Sims' common shares is sporadic and trading volume is very small. During the four weeks ended on January 31, 1999, the average weekly trading volume was 20,575

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common shares. To continue to qualify for quotation on the NASD OTC Bulletin
Board, Sims must maintain at least two market makers. There can be no assurance that Sims will be able to continue to meet such requirement. If the common shares of Sims are delisted, resales of common shares may, subject to certain exemptions and exclusions, become subject to the SEC's penny stock regulations, which impose certain special requirements on broker-dealers selling such low-priced securities and prevent broker-dealers from selling such low-priced securities to persons for whom such securities are deemed unsuitable.

     For all of the reasons set forth above, a holder of the Shares may not be able to liquidate his or her investment readily, if at all.

                       SHARES ELIGIBLE FOR FUTURE SALES

     Of the 2,483,371 common shares of Sims outstanding at December 31, 1999, 702,560 common shares were freely tradable 1,780,811 common shares, including 1,127,557 common shares held by officers and directors, were "restricted" and/or "control" shares. These shares could be sold under federal securities laws only pursuant to a registration statement under the Securities Act of 1933, an exemption from such registration or in a transaction satisfying all of the requirements of Rule 144 under the Securities Act . Rule 144 provides, in essence, that, with respect to shares acquired more than one year but less than two years ago from an issuer or an affiliate of an issuer in a private placement ("restricted shares") and shares held by affiliates of an issuer ("control shares"), a holder may only sell that number of shares in any three (3) month period which is equal to the greater of (a) one percent (1%) of the issuer's outstanding shares or (b) the average weekly volume of sales during the four calendar weeks preceding the sale. The sale of a substantial number of common shares of Sims, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares.

                                 NOTES PAYABLE

     In January 1996, Sims borrowed $645,286 on a mortgage note payable to NCB collateralized by the real estate located at 3795 County Road 29 in Mt. Gilead, Ohio and by substantially all the assets of Sims. The mortgage note is payable in monthly installments of $5,555.50, plus variable interest at a rate of the bank's base rate plus 0.5%. Final payment will be due on January 28, 2001. Also in January 1996, Sims borrowed $610,000 on a mortgage note payable from NCB payable in monthly installments of $5,239.36 plus interest at a rate of prime plus 0.5% commencing on February 28, 1996. Final payment will be due on February 28, 2004. In March 1997, Sims borrowed $500,000 on a mortgage note payable from NCB payable in monthly installments of $4,166.67 plus interest at a rate of prime plus 0.5% commencing on January 28, 1998. Final payment will be due on January 28, 2008. The Wall Street Journal Prime rate as of February 29, 2000 was 8.75%. In November 1997, Sims borrowed $300,000 on a mortgage note payable from NCB payable in monthly installments of $3,125.00 plus interest at a rate of 5.75% commencing on December 28, 1997. Final payment will be due on December 28, 2005. All tangible property must be fully insured. The financial covenants and ratios imposed by NCB with respect to such notes are as follows. Sims must maintain: (i) a minimum tangible net worth ratio of not less than 1.5 to 1.0 at June 30 each year, (ii) an adjusted debt service ratio in excess of 1.25 to
1.00. The term `Tangible Net Worth" means Sims' total assets excluding all intangible assets (i.e., goodwill, trademarks, patents, copyrights, organizational expenses and similar intangible items, but including leaseholds and leasehold improvements) less total Debt. The term "Debt" means all of Sims' liabilities. Except as provided above, all computations made to determine compliance with the requirements contained in this paragraph shall be made in accordance with accounting principles acceptable to NCB, applied on a consistent basis, and certified by Sims as being true and correct.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                  AND RESULTS OF OPERATION PLAN OF OPERATION

                SIX MONTHS ENDED DECEMBER 31, 1999 COMPARED TO
                      SIX MONTHS ENDED DECEMBER 31, 1998

     Sales: Net sales for the six months ended December 31, 1999 were $1,527,004, a decrease of $783,917 or 34% as compared to net sales of $2,310,921 for the six months ended December 31, 1998. The decrease is due to slow international orders during the period and a continued depression in the agricultural market.

     Cost of sales: Cost of sales for the six months ended December 31, 1999 were $1,418,367 or 93% of net sales as compared with $2,140,701 or 93% of sales for the six months ended December 31, 1998. Cost of sales is always high for the first six months of operations, as this period is Sims' slowest period for sales.

     Gross Profit: Gross profit for the six months ended December 31, 1999 was $108,637, a decrease of $61,583 or 36% as compared to gross profit of $170,220 for the six months ended December 31, 1998. As a percentage of net sales, gross profit was 7% for the six months ended December 31, 1999 as compared to 7% for the six months ended December 31, 1998. The decrease in gross profit is related to the decrease in sales.

     Operating expenses: Operating expenses were $545,261 for the six months ended December 31, 1999 representing a decrease of $285,818 as compared to $831,079 for the six months ended December 31, 1998. As a percent of net sales, operating expenses were 36% for the six months ended December 31, 1999 as compared to 36% for the six months ended December 31, 1998. The decrease is the result of cutbacks in staffing and related expenses and reducing travel expenses.

     Net loss from operations: Net loss from operations was $(663,195) or $(.27) per share for the six months ended December 31, 1999 as compared to $(660,859) or $(.36) per share for the six months ended December 31, 1998. The decrease in the loss is primarily attributable to the decrease in operating expenses.

     Carry Forward Loss: We have net operating loss carry forwards of approximately $3,237,007 for tax purposes to affect future taxable income. The net operating loss carry forwards expire between 2007 and 2014.

     Liquidity and Capital Resources: We have a line of credit with National City Bank of Columbus (NCB) who advances us funds secured by inventory and accounts receivable.

     Sources of Additional Working Capital: Sims has outstanding warrants, which, if all are exercised, would provide an additional $956,337 in proceeds to Sims. The primary factors that would encourage warrant holders to exercise their warrants is if the common stock of Sims becomes registered with the SEC and maintains it listing on the NASDAQ and whether the price at which the common stock trades exceeds the exercise price of the warrants.

                 TWELVE MONTHS ENDED JUNE 30, 1999 COMPARED TO
                        SIX MONTHS ENDED JUNE 30, 1998

     Sales: Net sales for the twelve months ended June 30, 1999 were $6,566,986, a decrease of $4,562,056 or 41% as compared to net sales of $11,129,042 for the twelve months ended June 30, 1998. The decrease is due to losing a major distributor in the southeast, terminating import sales during the period and a depression in the domestic agricultural market.

     Cost of sales: Cost of sales for the twelve months ended June 30, 1999 were $5,642,632 or 86% of net sales as compared with $10,200,556 or 92% of sales for the twelve months ended June 30, 1998. The increase in the percentage is due to the termination of low margin import sales.

     Gross Profit: Gross profit for the twelve months ended June 30, 1999 was $924,354, a decrease of $4,132 or .4% as compared to gross profit of $928,486 for the twelve months ended June 30, 1998. As a percentage of net sales, gross profit was 14% for the twelve months ended June 30, 1999 as compared to 8% for the twelve months ended June 30, 1998. The increased percentage in gross profit is related to the termination of low margin import sales.

     Operating expenses: Operating expenses were $2,114,200 for the twelve months ended June 30, 1999 representing an increase of $157,698 as compared to $1,956,502 for the twelve months ended June 30, 1998. As a percent of net sales, operating expenses were 32% for the twelve months ended June 30, 1999 as compared to 18% for the twelve months ended June 30, 1999. The increase is the result of expensing goodwill, in the amount or $474,868, related to the purchase of the assets of an import/export business.

     Net loss from operations: Net loss from operations was $(1,579,568) or $(.64) per share for the twelve months ended June 30, 1999 as compared to $(1,410,574) or $(.62) per share for the twelve months ended June 30, 1998. The increase in the loss is primarily attributable to the goodwill expensed during 1999.

     Carry Forward Loss: We have net operating loss carry forwards of approximately $3,237,007 for tax purposes to affect future taxable income. The net operating loss carry forwards expire between 2007 and 2014.

     Liquidity and Capital Resources: We have a line of credit with National City Bank of Columbus (NCB) who advances us funds secured by inventory and accounts receivable.

Sources of Additional Working Capital: Sims has outstanding warrants, which, if all are exercised, would provide an additional $956,337 in proceeds to Sims. The primary factors that would encourage warrant holders to exercise their warrants is if the common stock of Sims becomes registered with the SEC and maintains it listing on the NASDAQ and whether the price at which the common stock trades exceeds the exercise price of the warrants.

Item 7 - Description of Property

     Sims owns an approximately 30-acre property in Mt. Gilead, Ohio. As of December 31, 1999 mortgage indebtedness outstanding on the Mt. Gilead property totaled $1,294,558 (see discussion under the caption "Notes Payable"). Sims' facilities on the Mt. Gilead property consist of an approximately 26,540 square foot steel frame manufacturing facility with an annual capacity of approximately 30,000 tons (current production is approximately 15,000 tons annually); an approximately 19,200 square foot steel-frame warehouse; and an approximately 11,124 square foot laboratory, maintenance and executive office facility.

     Sims owns substantially all of the furniture and equipment at its Mt. Gilead facilities. Sims believes that its Mt. Gilead facilities are adequate for its current and anticipated needs and are adequately covered by insurance.

Item 8 - Directors, Executive Officers and Significant Employees

     Following are the name, position and age of each Sims director and executive officer as of March 15, 2000.

          NAME                        AGE         POSITION

          Dallas H. Paul              54          President/Director
          Michael L. Barry            47          Director of Material
                                                  Purchasing
          Frederic T. Heasley         61          Director of Product
                                                  Development
          Thomas H. Cunningham        44          Secretary/Treasurer and
                                                  Controller
          David Christopherson        60          Director
          David Rupp                  51          Director
          Tadd Seitz                  58          Director
          Ross Strayer                59          Director

Dallas H. Paul

     Mr. Paul has served as Sims' President since 1992. Prior to joining Sims in 1991, Mr. Paul held management positions with Chevron Chemical Company, The Andersons in Maumee, Ohio and Webstrand Corporation in Toledo, Ohio. Mr. Paul has served as a director of Sims since 1992. His current term expires in 2001.

Michael L. Barry

     Mr. Barry joined Sims in January 1998 as Director of Material Purchasing. Prior to joining Sims Mr. Barry served as Vice President, Quality and Technology for American Micro Trace Corporation from 1988 to 1998.

Frederic T. Heasley

     For more than the past five years Mr. Heasley has served Sims in various sales positions. He became Director of Product Development in 1997.

Thomas H. Cunningham

     Mr. Cunningham has served as Sims' controller since 1998. Prior to joining Sims Mr. Cunningham was employed by Robert J. LeHew & Associates, Sims' outside accounting firm at the time, since 1992.

David Christopherson

     For more than the past five years Mr. Christopherson has served as President, and is the majority owner of Fertilizer Corporation of America (FCA). Mr. Christopherson is also Chairman and Managing Director of Eastern Caribbean Fertilizer Company (BARBADOS Limited (ECFCO)), Chairman of Atlantic Caribbean Agriculture en Industrial Chemicals (ATCAR) Suriname, and represents Norsk Hydro fertilizer interests in the Caribbean. Mr. Christopherson has served as a director of Sims since 1998. His current term expires in 2002.

David Rupp

     For the past five years Mr. Rupp has served as President of Penrod, George & Co., Certified Public Accountants. Mr. Rupp has served as a director of Sims since 1995. His current term expires in 2001.

Tadd Seitz

     Mr. Seitz retired from The Scotts Company, a manufacturer of lawn care and gardening products, in 1996, after almost 25 years of service. During his tenure at Scotts, Mr. Seitz served as its President, Chief Executive Officer, and Chairman of the Board. Mr. Seitz was inducted into the Central Ohio Business Hall of Fame in 1995. Mr. Seitz has served as a director of Sims since 1997. His current term expires in 2002.

Ross Strayer

     For more than the past five years Mr. Strayer has served as President for Perfection Finishers, Specialty Glass, and Master Vac, companies wholly owned by Mr. Strayer. Mr. Strayer has served as a director of Sims since 1991. His current term expires in 2001.

Item 9 - Remuneration of Directors and Officers Salary Compensation Table

                              CAPACITIES IN WHICH            AGGREGATE
  NAME OF INDIVIDUAL      RENUMERATION WAS RECEIVED         RENUMERATION

Dallas H. Paul            President and Director (1)          $100,000
David Christopherson           Director (2)                   $  5,000
David Rupp                     Director (2)                   $  5,000
Tadd Seitz                     Director (2)                   $      0
Ross Strayer                   Director (2)                   $      0
Thomas H. Cunningham       Secretary/Treasurer (3)            $ 50,000

(1) Mr. Paul was also granted 20,000 options under Sims' 1995 employee Stock Option Plan during 1999. The exercise price of the options is $2.55, the average market price for the 10 trading days prior to grant.

(2) In addition to reimbursement of reasonable expenses incurred in attending meetings of the Board of Directors, members of the Board of Directors receive annually, at their election, either $5,000 and options for 5,000 shares or options for 12,500 shares. During 1999 Messrs. Seitz and Strayer each elected to receive 12,500 options; and Messrs. Christopherson and Rupp each elected to receive options for 5,000 shares and $5,000.

(3) During 1999 Mr. Cunningham was also granted 10,000 options under Sims' 1995 Stock Option plan. The exercise price is of the options is $2.55, the average market price for the 10 trading days prior to grant.

     1995 Stock Option Plan: The 1995 Stock Option Plan was adopted by Sims' Board of Directors and approved by its shareholders in December 1995. The plan allows the granting of stock options which may or may not qualify as incentive stock options under the Internal Revenue Code of 1986. Options may be granted to any person serving Sims, or any subsidiary, as an employee or consultant, including officers and directors who are also employees. The plan is administered by the Stock Option Committee of the Board of Directors which consists of at least three members of the Board of Directors, none of whom are eligible to receive options under the plan while serving on the Committee. Grants of options under the plan are made in the discretion of the Stock Option Committee. 600,000 shares may be issued upon the exercise of options under the plan. As of December 31, 1999, Sims has issued options to acquire 180,000 shares under the plan.

     1996 Directors Stock Option Plan: The 1996 Directors Stock Option Plan was adopted by Sims' Board of Directors and approved by its shareholders in December 1996. The plan allows the granting of non-qualified stock options to non-employee directors. The plan is administered by Sims' Board of Directors or, if appointed by the Board, of a committee of not less than three directors. If a committee is appointed, members of the committee while serving are not eligible to receive grants under the plan. 600,000 shares may be issued upon the exercise of options under the plan. As of December 31, 1999, Sims has issued options to acquire 165,250 common shares under the plan.

Item 10 - Security Ownership of Management and Certain Security Holders

     The following table sets forth beneficial ownership of Sims' capital stock as of March 20, 2000 by (i) the three highest paid officers and directors of Sims; (ii) all officers and directors as a group; and (iii) each shareholder known to Sims who owns beneficially more than ten percent (10%) of any class of Sims' outstanding capital stock. The address for all persons listed is 3795 County Road 29, Mt. Gilead, Ohio 43338.

                                                        Amount     Percent of
      Title of class      Name of owner                  owned        class

          Common          Dallas H. Paul                 244,375      8.50%
          Common          David Christopherson           225,774      7.85%
          Common          David Rupp                      26,292         *
          Common          Tadd Seitz                     114,650      3.99%
          Common          Ross Strayer                   906,625     31.52%
          Common          G. Cameron Bowen               639,340     22.23%
          Common          All Officers and Directors   1,520,083     52.85%
                          As a group (5 persons)
          Preferred       Ross Strayer                       125     100.0%

     *  Less than 1%


     The following table sets forth certain information regarding beneficial ownership of options, warrants or rights to purchase shares of Sims capital stock as of January 31, 2000 by (i) the three highest paid officers and directors of Sims; (ii) all officers and directors as a group; and (iii) each shareholder known to Sims who owns beneficially more than ten percent (10%) of any class of capital stock. All options and warrants are exercisable for common stock. The address for all persons listed is 3795 County Road 29, Mt. Gilead, Ohio 43338.

Name and address        Title and amount securities called   Exercise   Date of
of owner                for by options, warrants or rights    price    exercise

 Dallas H. Paul               4,500 Options                   $5.50     2/19/00
                             32,500 Options                   $6.07     2/20/01
                             25,000 Options                   $7.20    11/17/01
                             20,000 Options                   $2.55    10/13/03
                             150,000 Warrants                 $0.01     6/30/02
                             19,875 Warrants                  $0.01     4/30/00

 David Christopherson        4,000 Options                    $7.20    11/17/01
                             5,000 Options                    $4.35    12/15/02
                             5,000 Options                    $1.07    12/15/03

Name and address        Title and amount securities called   Exercise   Date of
of owner                for by options, warrants or rights    price    exercise

David Rupp                    1,500 Options                  $5.50      2/19/00
                              6,500 Options                  $6.07      2/20/01
                              4,000 Options                  $7.20     11/17/01
                              5,000 Options                  $4.35     12/15/02
                              5,000 Options                  $1.07     12/15/03
                              20,000 Warrants                $0.01      6/30/02
                              13,250 Warrants                $0.01      4/30/00

Tadd Seitz                    4,000 Options                  $7.20     11/17/01
                              12,500 Options                 $4.35     12/15/02
                              12,500 Options                 $1.07     12/15/03
                              28,572 Warrants                $7.00     12/31/07
                              200,000 Warrants               $0.01      6/30/02
                              13,250 Warrants                $0.01      4/30/00

Ross Strayer                  20,250 Options                 $5.50      2/19/00
                              105,000 Options                $6.07      2/20/01
                              4,000 Options                  $7.20     11/17/01
                              12,500 Options                 $4.35     12/15/02
                              12,500 Options                 $1.07     12/15/03
                              13,250 Warrants                $0.01      4/30/00

Thomas Cunningham             5,000 Warrants                 $0.01      6/30/02
                              10,000 Options                 $2.55     10/13/03

Item 11 - Interest of Management and Others in Certain Transactions

     In June 1999 certain Sims' officers made loans to Sims as follows: Dallas
H. Paul, $150,000; Tadd Seitz, $200,000; David Rupp, $20,000; Thomas Cunningham, $5,000; and Frederic Heasley, $3,000. The loans, which are unsecured, are due in June 2002 and bear interest at 12% annually. Repayment of the loans is subordinated to repayment of Sims' indebtedness to its principle lender. In connection with the loans, Sims granted each of the lenders a warrant to purchase one share of Sims' common stock, at a price of $0.01 per share, for each dollar loaned. The warrants expire on June 30, 2006.

     In October 1999 certain Sims' officers guaranteed a line of credit with State Bank and Trust. The following guaranteed $50,000 each: Tadd Seitz, David Rupp, and Ross Strayer. Dallas H. Paul guaranteed $75,000 and William Pereboom (a minority shareholder) guaranteed $25,000. In connection with the guarantees, Sims granted each of the guarantors a warrant to purchase 265 shares of Sims' common stock, at a price of $0.01 per share, for every $1,000 guaranteed. The warrants expire on October 31, 2006.

     Cameron Chemical Company, 100% owned by Cameron Bowen, has sold raw and finished materials and provided services to Sims. The following summarizes the transactions for 1999 and 1998 and account balances with Cameron Chemical as of June 30, 1999 and 1998:

                                                           1999         1998

       Raw, finished material and service purchases      $ 2,445     $2,759,444
       Trade payables                                     69,016        255,321

Item 12.  Description of Capital Stock

Authorized Capital Stock

     Sims is authorized by its Amended Articles of Incorporation to issue 250 shares of serial preference stock, par value $.001 per share, and 4,000,000 shares of common stock, no par value. At its annual shareholders meeting held December 11, 1996, Sims' shareholders voted to increase the authorized common stock from 4,000,000 shares to 8,000,000 shares. Sims has not, however, filed an amendment to its Articles of Incorporation with the Ohio Secretary of State implementing such increase because of the increased franchise taxes which would be due to the State of Ohio upon such filing.

Common Stock

     The holders of common stock are entitled to one vote for each share on all matters voted on by stockholders, including election of directors. Except as otherwise required by law, or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock, the holders of such shares possess all voting power of Sims. Sims' Amended Articles of Incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding shares of preferred stock created by the Board of Directors from time to time, the holders of the common stock are entitled to such dividends as are declared from time to time by the Board of Directors from funds legally available for such purpose, and upon liquidation will be entitled to receive pro rata all of Sims' assets available for distribution to such holders. The holders of common stock have no pre-emptive rights to purchase newly issued securities of Sims. At December 31, 1999, there were 2,483,371 common shares issued and outstanding.

Preferred Stock

     Sims' Amended Articles of Incorporation authorizes the Board of Directors to establish one or more series of preferred stock and to determine with respect to any series of preferred stock the terms and rights, preferences and limitations of such series, including dividend rights, the dates from which dividends will be cumulative; the dates when dividends, if declared, will be payable; redemption rights and price or prices, if any, for shares of any series of preferred stock; the terms and amounts of any sinking fund provided for the purchase or redemption of shares of any series; amounts payable on preferred shares of any series in the event of any voluntary or involuntary dissolution, liquidation or winding up of the business and affairs of Sims; whether the shares are convertible into the shares of any other series or other class of shares and, if so, the conversion price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made; restrictions on the issuance of shares of the same series or any class or series; and the voting rights of any shares in the series. Sims believes that the ability of its Board of Directors to issue one or more series of preferred stock provides Sims with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which may arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without future action by Sims' shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Sims' securities may be listed or traded at the time of issuance.

     So long as any of Sims' preferred stock is outstanding, no dividends in excess of $0.05 per share per year, except payable in common stock or junior preferred stock, may be paid or declared, or any distribution be made, on the common stock or any shares ranking junior to the preferred stock, nor may any shares of common stock be purchased, retired or otherwise reacquired by the corporation unless all accrued and unpaid dividends on the preferred stock have been declared and paid or some sufficient for payment thereof set apart.

     By resolutions dated June 30, 1993, Sims' Board of Directors fixed the terms of the Series A Preferred Shares and the Series B Preferred Shares as follows:

               "The Company is authorized to issue Two Hundred Fifty (250) shares of preferred stock, of which 125 have been authorized as Series A Preferred Shares and 125 as Series B Preferred Shares, having a declared value and liquidation preference of $2,000 per Share. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of Common Stock, after payment of $2,000 per Share for each Series A and Series B Preferred Share issued and outstanding.

               The Series A Preferred Stock is a non-participating preferred stock which carries no voting rights, except as explicitly required by Ohio law. The Series B Preferred Shares carry no voting rights, except as may be explicitly required by Ohio law. The Series A Preferred Stock is putable by the holder in the event that the Company completes a public offering in the aggregate amount of $1,250,000 on or before December 31, 1994. The put price is $2,000 per Series A Preferred Share. The Company shall notify the holder of the Series A Preferred Shares within thirty days of the completion of the $1,250,000 public offering. For purposes of this right, completion shall mean receipt by the Company of gross offering proceeds in excess of $1,000,000, but only to the extent that the gross offering proceeds exceeds $1,000,000. The intent of this provision is that the Series A Preferred Shares may only be put to the Company and thereupon redeemed with and to the extent that the gross public offering proceeds exceed $1,000,000.

          The Series A Preferred Shares are not entitled to any dividends. The Series B Preferred Shares are entitled to a cumulative annual dividend equivalent to the Wall Street Journal Prime Rate, adjusted semi-annually and payable semi-annually on November 30 and May 30 of each year, commencing November 30, 1994. The time period for commencement of dividends shall be January 1, 1994. The liquidation preference is increased by any cumulated, unpaid dividends. No dividends may be paid on the Company's Common Stock until and unless all dividends for the Series B Preferred Shares have been paid in full. The Series B Preferred Shares shall not participate with the Common Shares in any common dividend.

          No other preferred shares shall be issued by the Company unless such shares are subordinate in liquidation to the Series A and Series B Preferred Shares. However, the Company has reserved the right to issue additional preferred shares which could have dividend rights or other rights more favorable than the terms of the Series A or B Preferred Shares.

          The Company shall have the right to call the Series B Preferred Shares for redemption at any time on thirty (30) days written notice to the holder, at $2,000 per share plus accrued and unpaid dividends, if any.

     Restrictions on Resale of Shares
     --------------------------------

          The Series A and Series B Preferred Shares are to be issued pursuant to Ross Strayer pursuant to exemption from registration in Ohio and exemption from federal registration under Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Series A and Series B Preferred Shares will be "restricted securities" and bear significant restrictions against transfer, sale or assignment."

     The Series A Preferred Shares were converted into 1,020 of common stock per share of preferred stock in 1998. At March 30, 2000, there were 125 Series B Preferred Shares issued and outstanding.

                             WARRANTS AND OPTIONS

     At June 30, 1999, 383,000 shares of common stock were reserved against the exercise of outstanding warrants expiring June 30, 2006. As of June 30, 1999, a total of 180,000 options for common shares were outstanding under Sims' 1995 Stock Option Plan to key employees. At June 30, 1999, a total of 165,250 options were outstanding under Sims' 1996 directors Stock Option Plan. (See Notes G and H to Sims' Financial Statements included herein.)

                                    PART II

Item 1 - Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

     Sims' common shares are currently traded on the NASDAQ Over-the-counter Bulletin Board under the symbol "SAGGE". (Prior to March 10, the common shares were traded under the symbol "SAGG".) Sims' common shares may be delisted from the OTC Bulletin Board after April 5, 2000 if this Registration Statement has not been declared by the SEC prior to such date. (See Special Note regarding Sims' Reasons for Filing this Registration Statement.) The following table sets forth the high and low sales prices of the common shares of Sims as reported by The NASDAQ Over-the-counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions:

                  QUARTER ENDED                      HIGH              LOW

               Calendar 1999
                   December 31, 1999                 3.00             0.812
                   September 30, 1999                3.00              1.25
                   June 30, 1999                     4.50              1.25
                   March 31, 1999                    6.50              1.81

               Calendar 1998
                   December 31, 1998                 7.87              2.00
                   September 30, 1998                6.50              1.62
                   June 30, 1998                     9.00              3.87
                   March 31, 1998                   11.00              5.00

     As of March 20, 2000 there were approximately 300 record holders of Sims' common shares.

     Sims' Series B Preferred Shares pays annual dividends at the prime rate as published in the Wall Street Journal, adjusted semi-annually. The Series B Preferred Shares have the right to dividends in arrears before any dividends may be paid on the common stock. Dividends of $26,826 were paid in fiscal 1998; and $20,467 in fiscal 1999. For the six months ended December 31, 1999, $15,529 in dividends has been paid. Dividends in arrears on the Series B preferred shares amounted to $630 at December 31, 1999.

     Sims has never declared or paid dividend on its common shares and does not intend to do so in the foreseeable future. So long as any of Sims' preferred stock is outstanding, no dividends in excess of $0.05 per share per year may be paid except dividends payable on common stock or junior preferred stock. (See Description of Capital Stock.)

Item 2 - Legal Proceedings

     Other than routine litigation incidental to Sims' business, Sims is not a party to any pending legal proceeding.


Item 3 - Changes in and Disagreements with Accountants

     There have been no changes or disagreements with Sims' accountants in the last two years.


Item 4 - Recent Sales of Unregistered Securities

     During September 1997 and October 1998 Sims issued a total of 147,071 common shares in connection with the acquisition of assets of an import/export business.

     During 1999 Sims issued warrants to purchase an aggregate of 699,250 common shares to certain shareholders and officers of Sims in connection with certain loans and guarantees provided by such shareholders and officers.

     The issuance of securities described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act of 1933 and/or rules and regulations promulgated thereunder by the Securities and Exchange Commission.


Item 5 - Indemnification of Directors and Officers

     Ohio Revised Code Section 1701.13 authorizes indemnification of Sims' directors, officers, employees and agents; allows the advancement of costs of defending against litigation; and permits companies incorporated in Ohio to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not under the circumstances such companies could have the power to indemnify against such liabilities under the provisions of the statute. Sims' Amended Code of Regulations provides for indemnification of its officers, directors, employees and agents to the fullest extent permitted by Ohio law. Sims' Amended Code of Regulations will, to the fullest extent permitted by Ohio law, provide indemnification against liability of a director or officer to Sims or its shareholders for damages for breach of such director's or officer's fiduciary duties to Sims, except where a director or officer: (a) violates criminal law, unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which such person derived an improper benefit; or (c) authorizes an unlawful dividend. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available.

                                    PART F/S

The financial statements and supplementary data required by this Item are filed as a part of this Form 10-SB. See, Index to Financial Statements at page F-1 of this Form 10-SB.

                                   PART III

Item 1. Index to Exhibits.

Exhibit                                 Exhibit
Number                                Description
------                                -----------

 3.1      Amended Articles of Incorporation of Registrant

 3.2      Minutes of Registrant's Annual Shareholders Meeting dated December 11,
          1996

 3.3      Action by the Directors of Registrant effective June 30, 1993

 3.4      Amended Code of Regulations of Registrant

 4.2      Specimen Common Stock Certificate of Registrant

 4.3 Form of Non-Negotiable Subordinated Promissory Notes issued to various directors, officers and shareholders of Registrant in June and December 1999

 4.4 Form of Warrant Agreement between Registrant and various officers, directors and shareholders of Registrant in June and December 1999

 4.5 Form of Redeemable Warrant Certificate issued to various directors, officers and shareholders of Registrant in June and December 1999

 10.1     Sims Agricultural Products Co. 1995 Stock Option Plan

 10.2     Sims Agricultural Products Co. 1996 Directors Stock Option Plan

 10.3 Replacement Promissory Note of Registrant in favor of National City Bank, in the original principal amount of $645,286 dated January 12, 1996

 10.4 Promissory Note of Registrant in favor of National City Bank, in the original principal amount of $500,000 dated March 14, 1997

 10.5 Replacement Promissory Note of Registrant in favor of National City Bank, in the original principal amount of $610,000 dated January 12, 1996

 10.6 Commercial Installment Note of Registrant in favor of National City Bank, in the original principal amount of $300,000 dated March 21, 1997

 10.7 Mutual Release Agreement by and between Fertilizer Corporation of America, David Christopherson and Registrant dated October 18, 1999.

Item 2.  Description of Exhibits.

     The exhibits filed herewith are identified in the Index to Exhibits following the signature page to this Registration Statement.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SIMS AGRICULTURAL PRODUCTS CO.

Date: March 31, 2000
      --------------

                                    By /s/ Dallas H. Paul
                                       ---------------------------
                                       Dallas H. Paul, President

-----------------------------------------------------------------------------------------------
                         INDEX TO FINANCIAL STATEMENTS                                PAGE
-----------------------------------------------------------------------------------------------
Report of Independent Accountants (dated September 20, 1999)                          F-2
-----------------------------------------------------------------------------------------------
Balance Sheets as of June 30, 1999 and 1998                                           F-3
-----------------------------------------------------------------------------------------------
Statements of Operations for the years ended June 30, 1999 and 1998                   F-5
-----------------------------------------------------------------------------------------------
Statements of Shareholders' Equity for the years ended June 30, 1999 and 1998         F-6
-----------------------------------------------------------------------------------------------
Statements of Cash Flows for the years ended June 30, 1999 and 1998                   F-7
-----------------------------------------------------------------------------------------------
Notes to the Financial Statements                                                     F-9
-----------------------------------------------------------------------------------------------
Balance Sheets (Unaudited) as of December 31, 1999 and December 31, 1998              F-17
-----------------------------------------------------------------------------------------------
Statements of Operations (Unaudited) for the six months ended
December 31, 1999 and December 31, 1998                                               F-19
-----------------------------------------------------------------------------------------------
Statements of Shareholders' Equity (Unaudited) for the ended
December 31, 1999 and December 31, 1998                                               F-20
-----------------------------------------------------------------------------------------------
Statements of Cash Flows (Unaudited) for the six months ended
December 31, 1999 and December 31, 1998                                               F-21
-----------------------------------------------------------------------------------------------
Notes to the Financial Statements (Unaudited)                                         F-23
-----------------------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Sims Agricultural Products Company
Mt. Gilead, Ohio

We have audited the accompanying balance sheets of Sims Agricultural Products Company as of June 30, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Sims' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sims as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                   Crowe, Chizek and Company LLP



Columbus, Ohio
July 23, 1999, except for Note E as to which the date is October 6, 1999

                         SIMS AGRICULTURAL PRODUCTS CO

                                BALANCE SHEETS
                            June 30, 1999 and 1998


ASSETS                                                         1999                1998
CURRENT ASSETS
  Cash                                                   $       27,219        $      2,263
  Trade accounts receivable, net of allowance for
  doubtful accounts of $5,698 in 1999 and $0 in 1998            572,515           1,633,618
  Inventory                                                   1,095,778           2,836,135
  Prepaid expenses and other                                     83,047              45,502
  Deferred income taxes                                               0              73,245
                                                        ---------------      --------------
    Total current assets                                      1,778,559           4,590,763
                                                        ---------------      --------------

PROPERTY AND EQUIPMENT
  Land                                                           28,267              28,267
  Buildings                                                   2,691,757           2,639,412
  Furniture and fixtures                                        125,107             123,179
  Equipment                                                   2,802,524           2,720,720
  Trucks and automobiles                                          7,674               6,547
                                                        ---------------      --------------
                                                              5,655,329           5,518,125
  Less accumulated depreciation                               1,650,519           1,248,242
                                                        ---------------      --------------
                                                              4,004,810           4,269,883
                                                        ---------------      --------------
OTHER ASSETS
  Deferred income taxes                                               -             222,083
  Goodwill                                                       52,470             268,390
                                                        ---------------      --------------
                                                                 52,470             490,473
                                                        ---------------      --------------
                                                         $    5,835,839        $  9,351,119
                                                        ===============      ===============

   The accompanying notes are an integral part of the financial statements.

                                   Continued

                         SIMS AGRICULTURAL PRODUCTS CO

                                BALANCE SHEETS
                            June 30, 1999 and 1998


LIABILITIES AND SHAREHOLDERS' EQUITY             1999              1998

CURRENT LIABILITIES
  Short term borrowings                      $  1,223,028      $  2,780,053
  Current portion of long-term debt               228,257           227,215
  Accounts payable                                936,925         2,231,913
  Accrued salaries and related taxes               42,360            53,567
  Accrued expenses and taxes                       64,092            60,467
                                            -------------     -------------

    Total current liabilities                   2,494,662         5,353,215
                                            -------------     -------------

LONG TERM DEBT                                  1,206,829         1,435,022

SUBORDINATED DEBT                                 930,110                 0

SHAREHOLDERS' EQUITY
  Preferred stock - Class B                       250,000           250,000
  Common stock                                  3,084,381         2,765,513
  Additional paid in capital                      712,990           510,000
  Accumulated deficit                          (2,843,133)       (2,843,133)
                                            -------------     -------------
    Total shareholders' equity                  1,204,238         2,562,882
                                            -------------     -------------
                                             $  5,835,839      $  9,351,119
                                            =============     =============

   The accompanying notes are an integral part of the financial statements.

                         SIMS AGRICULTURAL PRODUCTS CO

                           STATEMENTS OF OPERATIONS
                  For the years ended June 30, 1999 and 1998

                                                         1999           1998
SALES                                                $ 6,566,986    $11,129,042

COST OF SALES                                          5,642,632     10,200,556
                                                     -----------    -----------

GROSS MARGIN                                             924,354        928,486

SELLING, GENERAL & ADMINISTRATIVE EXPENSES             1,639,332      1,956,502
IMPAIRMENT OF LONG LIVED ASSET (GOODWILL)                474,868              0
                                                     -----------    -----------

LOSS FROM OPERATIONS                                  (1,189,846)    (1,028,016)

OTHER INCOME (EXPENSE)
  Interest expense                                      (399,767)      (388,492)
  Miscellaneous income                                    10,045          5,934
                                                     -----------    -----------

LOSS BEFORE INCOME TAXES                              (1,579,568)    (1,410,574)

PROVISION FOR INCOME TAXES                               280,467       (448,996)
                                                     -----------    -----------

NET LOSS                                             $(1,860,035)   $  (961,578)
                                                     ===========    ===========

LOSS PER SHARE
  Basic and fully dilutive                                $(0.76)        $(0.42)

   The accompanying notes are an integral part of the financial statements.

                         SIMS AGRICULTURAL PRODUCTS CO

                       STATEMENT OF SHAREHOLDERS' EQUITY
                  For the years ended June 30, 1999 and 1998

                                                                                                           Retained
                                        Preferred     Preferred                       Additional           Earnings
                                          Stock         Stock         Common            Paid-in          (Accumulated
                                         Class A       Class B        Stock             Capital            Deficit)
Balances as of July 1, 1997            $  510,000    $  250,000     $1,426,874        $  510,000         $    25,773

125 shares of preferred stock
converted to 127,500
common shares                            (510,000)                     510,000

103,659 shares of common
stock issued                                                           828,639

Net loss                                                                                                    (961,578)

Preferred stock dividends                                                                                    (26,826)
                                       ----------    ----------     ----------        ----------         -----------

Balances as of June 30, 1998                    0       250,000      2,765,513           510,000            (962,631)

81,212 shares common stock
issued                                                                 318,868

383,000 stock warrants
issued                                                                                   202,990

Net loss                                                                                                  (1,860,035)

Preferred stock dividends                                                                                    (20,467)
                                       ----------    ----------     ----------        ----------         -----------

Balances as of June 30, 1999           $        0    $  250,000     $3,084,381        $  712,990         $(2,843,133)
                                       ==========    ==========     ==========        ==========         ===========

   The accompanying notes are an integral part of the financial statements.

                         SIMS AGRICULTURAL PRODUCTS CO
                           STATEMENTS OF CASH FLOWS
                  For the years ended June 30, 1999 and 1998

                                                                                     1999                  1998
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                                       $(1,860,035)           $  (961,578)
  Adjustments to reconcile net loss to net cash from
   operating activities
    Depreciation and amortization                                                    503,150                462,491
    Impairment of long lived asset (goodwill)                                        474,868                      0
    Loss (gain) on sales of assets                                                    (7,272)                 3,893
    Stock issued for commissions                                                           0                 24,000
    Change in assets and liabilities
      Accounts receivable                                                          1,061,103               (467,059)
      Inventory                                                                    1,740,357               (707,846)
      Prepaid expenses                                                               (37,545)                (7,069)
      Accounts payable                                                            (1,294,988)             1,128,299
      Accrued salaries and related taxes                                             (11,207)                41,032
      Accrued expenses and taxes                                                     298,953               (481,395)
                                                                                 -----------            -----------
   Net cash from operating activities                                                867,384               (965,232)

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property, plant and equipment                                      (360,626)              (567,797)
  Acquisition of other assets                                                              0                (49,598)
  Proceeds on sale of assets                                                         189,741                  4,700
                                                                                 -----------            -----------
   Net cash from investing activities                                               (170,885)              (612,695)

CASH FLOWS FROM INVESTING ACTIVITIES
  Net short term borrowing                                                        (1,557,025)             1,070,053
  Proceeds from long-term debt                                                             0                565,000
  Payments on long-term debt                                                        (227,151)              (240,492)
  Proceeds from subordinated debt                                                    930,110                      0
  Proceeds from issuance of stock warrants                                           202,990                      0
  Proceeds from issuance of stock                                                          0                150,000
  Preferred stock dividends                                                          (20,467)               (26,826)
                                                                                 -----------            -----------
   Net cash from financing activities                                               (671,543)             1,517,735
                                                                                 -----------            -----------
Net change in cash                                                                    24,956                (60,192)
Cash at beginning of year                                                              2,263                 62,455
                                                                                 -----------            -----------
Cash at end of year                                                              $    27,219            $     2,263
                                                                                 ===========            ===========

                                   Continued

                         SIMS AGRICULTURAL PRODUCTS CO
                           STATEMENTS OF CASH FLOWS
                  For the years ended June 30, 1999 and 1998

                                                            1999          1998
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Cash paid during the year
  Interest paid                                           $399,895      $387,812
  Income taxes paid                                              0        18,000

Noncash transactions
  Issuance of 65,859 shares of common stock for
      business purchase                                          0       654,639

  Exchange of 127,500 shares of common stock for
      125 shares of preferred stock                              0       510,000

  Issuance of 3,514 shares of common stock for
      Commissions                                                0        24,000

  Issuance of 81,212 shares of common stock for
      Goodwill                                             318,868             0

   The accompanying notes are an integral part of the financial statements.

                         SIMS AGRICULTURAL PRODUCTS CO
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS - Sims manufactures micronutrients for the Agricultural Industry and markets throughout the United States and Canada. During 1998, Sims purchased the assets of an export/import business dealing in micronutrients and now markets worldwide (see Note C). A significant part of Sims' business is dependent upon a few customers. Approximately $866,000 (13%) and $3,007,000 (26%) of revenues were attributable to one customer in 1999 and 1998, respectively, and $787,000 (12%) and $1,112,000 (10%) were attributable to another unrelated customer in 1999 and 1998, respectively.

  USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates.

  CASH FLOWS - For purposes of the statement of cash flows, Sims considers all investments purchased with a maturity of three months or less to be cash equivalents.

  INVENTORY - Sims' inventory is valued at the lower of first in, first out
  (FIFO) cost or market (see Note D).

  PROPERTY AND EQUIPMENT - Sims' property and equipment are stated at cost. Depreciation is computed on the straight-line method over their estimated useful lives for book purposes and accelerated methods for tax purposes. Estimates of useful lives are as follows:

                 Buildings                         20 to 40 years
                 Furniture & fixtures               5 to 10 years
                 Equipment                          7 to 15 years
                 Vehicles                                 5 years

  Depreciation amounted to $443,230 in 1999 and $431,463 in 1998. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

  INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will be deductible when the assets and liabilities are recovered or settled and the utilization of net operating loss carryforwards.

                         SIMS AGRICULTURAL PRODUCTS CO
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  GOODWILL - Goodwill represents the cost of certain assets acquired September 1, 1997 over their fair value plus the additional earnout paid in 1999 (See Note C). In 1999, Sims reviewed the goodwill for impairment. Management concluded to expense the additional earnout of $318,868, adjust the carrying value $156,000 for impairment and change the estimated useful life of the remaining goodwill from 8 years to 5 years in 1999. Goodwill expense charged to operations was $534,787 in 1999 and $31,200 in 1998.

  RECLASSIFICATIONS - Certain reclassifications were made to the prior year financial statements for comparative purposes.

NOTE B - OPERATING CONDITIONS

  At June 30, 1999, Sims has a deficiency of working capital of $716,103. The net loss for the year ended June 30, 1999 is $1,860,035. Sims has taken steps to significantly decrease the losses by locating new sources of lower cost raw material; eliminating low profit, capital intensive operations such as the subcontracted manufacturing operations in Suffolk and the import operations of the international division; reducing operating costs by consolidating job descriptions and running the business with fewer employees; shifting production to nights to decrease utility costs; and other cost reduction measures. Sims has developed a new line of lawn care products that it hopes will open new markets and provide diversification from the agricultural markets. Sims has secured $930,000 of subordinated debt from members of the Board of Directors and certain employees to provide operating capital for the next fiscal year (see Note F). Sims also intends to seek additional capital from a limited, public offering of additional shares of common stock during fiscal 2000. Sims believes that these actions will restore profitable operations and will make improvements to its working capital during fiscal 2000.

NOTE C - BUSINESS ACQUISITION

  During September 1997, Sims acquired the assets of an import/export business by issuing 65,859 shares of common stock. The assets acquired were as follows:

                         ASSETS
               Inventory                           $404,639
               Goodwill                             250,000
               Net assets acquired                 $654,639

  In addition, the former shareholder of the import/export business is entitled to receive additional shares of Sims' common stock and warrants upon attaining certain earnings over a three year period. The common stock and warrants will be recorded as goodwill as issued or exercised. Earnings are measured on a cumulative basis as of August 31, 1998, 1999 and 2000.

                                   Continued

                         SIMS AGRICULTURAL PRODUCTS CO
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE C - BUSINESS ACQUISITION (continued)

  The August 31, 1998 threshold was obtained and Sims recorded $318,868 of goodwill for the 81,212 shares of common stock issued in 1999. (See Note A). At June 30, 1999, management estimates the required cumulative earnings level will not be attained at August 31, 1999; therefore, no liability has been accrued. Additional shares of common stock valued at approximately $300,000 and approximately 25,000 warrants (exercise price $9.94 a share) may be issued each year if the minimum required earnings are met.

NOTE D - INVENTORY

  Inventory consists of the following:

                                            1999                1998

                Raw materials            $  257,166          $  991,529
                Finished goods              711,847           1,741,581
                Packaging materials         126,765             103,025
                                         ----------          ----------
                                         $1,095,778          $2,836,135

NOTE E - LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                                              1999                 1998
Mortgage payable to a bank requiring monthly payments of $4,167 plus interest at the bank's base rate plus .25%.  The note matures in March 2007 and is secured by real
estate.                                                                                      $440,492            $490,497

Note payable to a bank requiring monthly payments of $719 including interest of prime
plus .25%.  The note matures in March 2002 and is secured by equipment.                        21,101              27,635

Mortgage payable to a bank requiring monthly payments of $5,556 plus interest at the bank's base rate plus .25%.  The note matures in January 2001 and is secured by real
estate.                                                                                       417,511             484,177

Note payable to a credit corporation requiring payments of $1,800 for the first 3 months and $318 thereafter.  Includes interest at 10.75%, matures April 2002 and is
secured by equipment.                                                                           9,277              11,935

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE E - LONG-TERM DEBT (continued)

                                                                                               1999                 1998
Mortgage payable to a bank requiring monthly payments of $3,125 plus interest at
5.75%. The note matures November 2005 and is secured by equipment and real estate.            240,625             278,125

Mortgage payable to a bank requiring monthly payments of $5,239 plus interest at the bank's base rate plus .75%. The note matures in February 2004 and is secured by real
estate.                                                                                       304,451             367,323

Note payable to a leasing company requiring monthly payments of $101 including
interest at 13.529%, maturing September 2002 and secured by equipment.                          1,629               2,545

                                                                                            1,435,086           1,662,237
     Current maturities of long-term debt                                                     228,257             227,215
                      Long-term debt, net of current maturities                            $1,206,829          $1,435,022

Maturities of long-term debt are as follows:
                                             Year ending June 30, 2000     $  228,257
                                                                  2001        228,790
                                                                  2002        226,086
                                                                  2003        217,042
                                                                  2004        207,133
                                                            Thereafter        327,778

  Sims has a $4,500,000 revolving line of credit, with a balance of $1,223,028 at June 30, 1999. Advances on the line are payable on demand and based on a percentage of accounts receivable and inventory and incur interest at prime plus .25%. The credit line is secured by accounts receivable, inventory and property and equipment.

  The five loan agreements with the bank contain restrictive covenants including a tangible net worth requirement and a debt service coverage ratio. Sims either was in compliance with or had received waivers on October 6, 1999 for these covenants.

                                   Continued

NOTE F - SUBORDINATED DEBT

  On August 10, 1998 two directors loaned Sims $750,100 subordinated to all Bank debt. The unsecured loans require monthly interest at 10% and mature August 30, 2009. On June 30, 1999, several directors and employees advanced Sims $383,000 in exchange for unsecured notes that are subordinated to all Bank debt. These notes include detachable stock warrants. The unsecured $383,000 notes require monthly interest payments at 12% per annum and mature June 30, 2002. Warrants for 383,000 shares were granted to the lenders entitling the holders to purchase common stock at $.01 per share. One third of these warrants are exercisable on every June 30 of the years 2000, 2001 and 2002. The warrants were valued at $.53 resulting in an $202,990 original issue discount on the subordinated debt and a corresponding increase in paid in capital. The original issue discount will be amortized into interest expense over the three-year term of the unsecured, subordinated debt using the straight-line method.

NOTE G - CAPITAL STOCK

  There were 250 shares of preferred stock authorized at June 30, 1999 and 1998. 125 shares were issued and outstanding as of June 30, 1999 and 1998. There are two classes (A & B) of preferred stock, each consisting of 125 shares, both of which are non-voting. Series A was converted into 1,020 shares of common stock per share of preferred stock during 1998. Series B pays annual dividends at the Wall Street Journal Prime Rates, adjusted semi-annually. The Series B shares have the right to dividends in arrears before any dividends may be paid on common stock.

  Dividends in arrears amounted to $5,420 at June 30, 1999.

  Sims has 4 million shares of common stock authorized at no par value at June 30, 1999 and 1998. There were 2,483,371 shares issued and outstanding at June 30, 1999 and 2,402,159 shares issued and outstanding at June 30, 1998.

  Shares of common stock were reserved at June 30, 1999 for the exercise of 383,000 outstanding warrants expiring June 30, 2006. Each warrant entitles the holder to purchase one share of stock at $.01 per share (see Note F). Shares of common stock were also reserved at June 30, 1998 for the exercise of 28,572 outstanding warrants expiring December 31, 2007. Each warrant entitles the holder to purchase one share of stock at $7.00 per share. In addition Sims has reserved 75,453 warrants which may be issued to purchase one share of common stock each at $9.94 as part of a business acquisition upon achieving certain profitability levels (see Note C).

  Earnings per common share is calculated using the weighted average number of common shares outstanding during the fiscal year. The weighted average was 2,459,684 shares for the year ended June 30, 1999 and 2,286,472 shares for the year ended June 30, 1998.

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE H - STOCK OPTIONS

  Sims has granted options pursuant to its 1995 Stock Option Plan to key employees. Options that have been granted and are outstanding generally expire 10 years from the date of grant or 3 months from the employee's termination of employment and become exercisable at the rate of 25% per year based on the number of full years the options are held from the date of grant. As of June 30, 1999 and 1998 a total of 180,000 and 222,000 options were outstanding, 74,875 and 29,875 options were exercisable and 420,000 and 378,000 options were available to be granted. All options are granted at an exercise price not less than 100% of the fair market value per share of Sims' common stock on the grant date. No options granted under the plan were compensatory. The following is a summary of the activity in Sims' stock option plan:

                                                                            Option Plan
                                                    Price Per Share            Shares
        Outstanding, July 1, 1997                     $5.50 - $6.07            117,000.
        Granted during the year                           $7.20                117,000.
        Expired during the year                       $5.50 - $6.07            (12,000)

        Outstanding, June 30, 1998                    $5.50 - $7.20            222,000.
        Expired during the year                           $7.20                (42,000)

        Outstanding, June 30, 1999                    $5.50 - $7.20            180,000.

  The weighted average per share price of the outstanding options is $5.94 and $6.07 as of June 30, 1999 and 1998, respectively.

                                                                           Option Plan
                                                    Price Per Share           Shares
          Exercisable, July 1, 1997                       $5.50                  4,250
          Expired during the year                         $5.50                   (625)
          Options becoming exercisable                $5.50 - $6.07             26,250

          Exercisable, June 30, 1998                  $5.50 - $6.07             29,875
          Options becoming exercisable                $5.50 - $7.20             45,000

          Exercisable, June 30, 1999                  $5.50 - $7.20             74,875

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE H - STOCK OPTIONS (continued)

 The weighted average per share price of the exerciseable options is $6.27 and $5.93 as of June 30, 1999 and 1998, respectively.

 Sims has granted options pursuant to its 1996 Directors Stock Option Plan. Options that have been granted and are outstanding generally expire 10 years from the date of grant or 6 months from the director's termination and become exercisable at the rate of 25% per year based on the number of full years the options are held from the date of grant. As of June 30, 1999 and 1998 a total of 165,250 and 278,500 options were outstanding, 76,063 and 75,125 options were exercisable and 434,750 and 321,500 options were available to be granted. All options are granted at an exercise price not less than 100% of the fair market value per share of Sims' common stock on the grant date. No options granted under the plan were compensatory. The following is a summary of the activity in Sims' stock option plan:

                                                                    Option Plan
                                                Price Per Share        Shares
        Outstanding, July 1, 1997                 $5.50 - $6.07         258,500
        Granted during the year                       $7.20              20,000

        Outstanding, June 30, 1998                $5.50 - $7.20         278,500
        Granted during the year                       $4.35              16,000
        Expired during the year                   $5.50 - $7.20        (129,250)

        Outstanding, June 30, 1999                $4.35 - $7.20         165,250

  The weighted average per share price of the outstanding options is $5.94 and $6.07 as of June 30, 1999 and 1998, respectively.

                                                                    Option Plan
                                                Price Per Share       Shares
           Exercisable, July 1, 1997                  $5.50              10,500
           Options becoming exercisable           $5.50 - $6.07          64,625

           Exercisable, June 30, 1998             $5.50 - $6.07          75,125
           Expired during the year                $5.50 - $6.07         (36,375)
           Options becoming exercisable           $5.50 - $7.20          37,313

           Exercisable, June 30, 1999             $5.50 - $7.20          76,063

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE H - STOCK OPTIONS (continued)

  The weighted average per share price of the exerciseable options is $6.01 and $5.91 as of June 30, 1999 and 1998, respectively.

  In accordance with the provisions of SFAS 123, Sims applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If Sims had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                                      1999               1998
         Net loss - as reported                  $(1,704,035)       $  (961,578)
         Net loss - pro forma                     (1,721,459)        (1,159,313)

         Loss per share - as reported            $     (0.69)       $     (0.42)
         Loss per share - pro forma                    (0.70)             (0.51)

NOTE I - LEASES

  Sims leases trucks and railcars under lease arrangements classified as operating leases. The leases generally are for a period of twelve months with an automatic twelve-month renewal at the end of the lease. Total rent expense under these leases totaled $5,618 in 1999 and $14,700 in 1998. The future minimum lease payments under non-cancelable operating leases as of June 30, 1999 consist $1,169 due in 2000.

NOTE J - RELATED PARTY TRANSACTIONS

  A Company owned by one of Sims' largest shareholders has sold raw, finished materials and provided services to Sims. The following summarizes the transactions for 1999 and 1998 and account balances with this related company as of June 30, 1999 and 1998:

                                                                    1999                  1998
        Raw, finished material and service purchases              $ 2,445             $2,759,444
        Trade payables                                             69,016                255,321

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE K - INCOME TAXES

  The provision for income taxes for the year ended June 30, 1999 and 1998 consists of the following:

                                                            1999            1998
         Current                                       $  (14,861)      $   1,086
         Deferred                                        (548,412)       (450,994)
         Change in valuation allowance                    843,740               -
           Total expense (benefit)                     $  280,467       $(448,996)

  A valuation was established against Sims' deferred tax assets because of the uncertainty that they would generate future tax benefits. The effect of this component is shown above as a separate component of the provision for income taxes.

  The components of the deferred tax assets are as follows:

               Net operating loss carryforward         $1,092,001       $ 540,111
               Alternative minimum tax deposits             9,496          21,379
               Section 263A inventory                      41,825          39,087
                                                        1,143,322         600,577

  The components of the deferred tax liabilities are as follows:

                Depreciation                              299,582         305,249
                  Net                                  $  843,740       $ 295,328
                  Valuation allowance                    (843,740)              -
                  Net deferred tax asset               $        -       $ 295,328

  At June 30, 1999, Sims has, for income tax reporting purposes, net operating loss carryovers available to reduce future taxable income as follows:

                                         Net Operating
                   Expiration Date      Loss Carryover

                    June 30, 2007            $  174,809
                    June 30, 2008                67,869
                    June 30, 2011                 7,462
                    June 30, 2012                34,143
                    June 30, 2013             1,384,583
                    June 30, 2014             1,568,141
                                             $3,237,007

                         SIMS AGRICULTURAL PRODUCTS CO
                          BALANCE SHEETS (unaudited)
                          December 31, 1999 and 1998

ASSETS                                                                 1999                1998
CURRENT ASSETS
   Cash                                                           $     2,913         $    25,803
   Trade accounts receivable, net of allowance for
   doubtful accounts of $6,941 in 1999 and $1,831 in
   1998                                                               713,641           1,303,016
   Inventory                                                        1,151,225           2,102,116
   Prepaid expenses and other                                          31,132              95,026
   Deferred income taxes                                                    -              73,245
                                                                  -----------         -----------
      Total current assets                                          1,898,911           3,599,206
                                                                  -----------         -----------

PROPERTY AND EQUIPMENT
   Land                                                                28,267              28,267
   Buildings                                                        2,692,277           2,659,582
   Furniture and fixtures                                             155,480             159,193
   Equipment                                                        2,863,003           2,786,169
   Trucks and automobiles                                              18,256               7,675
                                                                   ----------         -----------
                                                                    5,757,283           5,640,886
   Less accumulated depreciation                                    1,876,190           1,434,952
                                                                  -----------         -----------
                                                                    3,881,093           4,205,934
                                                                  -----------         -----------
OTHER ASSETS
   Deferred income taxes                                                    -             432,327
   Goodwill                                                            34,980             561,889
                                                                  -----------         -----------
                                                                       34,980             994,216
                                                                  -----------         -----------
                                                                  $ 5,815,691         $ 8,799,356
                                                                  ===========         ===========

   The accompanying notes are an integral part of the financial statements.
                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
BALANCE SHEETS
December 31, 1999 and 1998

LIABILITIES AND SHAREHOLDERS' EQUITY                                      1999                     1998
CURRENT LIABILITIES
  Short term borrowings                                              $ 1,667,473             $ 2,571,425
  Current portion of long-term debt                                      228,257                 227,215
  Accounts payable                                                       970,325               1,576,108
  Accrued salaries and related taxes                                      18,272                  61,018
  Accrued expenses and taxes                                              82,250                  64,407
                                                                     -----------             -----------

    Total current liabilities                                          2,966,577               4,500,173
                                                                     -----------             -----------

LONG TERM DEBT                                                         1,102,989               1,321,360

SUBORDINATED DEBT                                                      1,088,622                 750,100

SHAREHOLDERS' EQUITY
  Preferred stock - Class B                                              250,000                 250,000
  Common stock                                                         3,084,381               3,084,381
  Additional paid in capital                                             845,490                 510,000
  Accumulated deficit                                                 (3,522,368)             (1,616,658)
                                                                     -----------             -----------
    Total shareholders' equity                                           657,503               2,227,723
                                                                     -----------             -----------
                                                                     $ 5,815,691             $ 8,799,356
                                                                     ===========             ===========

   The accompanying notes are an integral part of the financial statements.

SIMS AGRICULTURAL PRODUCTS CO
STATEMENTS OF OPERATIONS
For the six months ended December 31, 1999 and 1998


                                                                                      1999                  1998
SALES                                                                             $ 1,525,004           $ 2,310,921

COST OF SALES                                                                       1,418,367             2,140,701
                                                                                  -----------           -----------

GROSS MARGIN                                                                          108,637               170,220

SELLING, GENERAL & ADMINISTRATIVE EXPENSES                                            545,261               831,079
                                                                                  -----------           -----------

LOSS FROM OPERATIONS                                                                 (436,624)             (660,859)

OTHER INCOME (EXPENSE)
  Interest expense                                                                   (229,445)             (204,772)
  Miscellaneous income                                                                  2,874                12,031
                                                                                  -----------           -----------

LOSS BEFORE INCOME TAXES                                                             (663,195)             (853,600)

PROVISION FOR INCOME TAXES                                                                  0              (210,244)
                                                                                  -----------           -----------

NET LOSS                                                                          $  (663,706)          $  (643,356)
                                                                                  ===========           ===========

LOSS PER SHARE
  Basic and fully dilutive                                                        $     (0.27)          $     (0.27)

   The accompanying notes are an integral part of the financial statements.

SIMS AGRICULTURAL PRODUCTS CO
STATEMENT OF SHAREHOLDERS' EQUITY
For the six months ended December 31, 1999 and 1998

                                                                                                             Retained
                                       Preferred      Preferred                         Additional           Earnings
                                         Stock          Stock           Common           Paid-in           (Accumulated
                                        Class A        Class B          Stock            Capital             Deficit)
Balances as of July 1, 1998               $0          $250,000        $2,765,513         $510,000           $  (962,631)

81,212 shares of common                                                  318,868
stock issued

Net loss                                                                                                       (643,356)

Preferred stock dividends                                                                                       (10,671)
                                       -----          --------        ----------         --------           -----------

Balances December 31, 1998                $0          $250,000        $3,084,381         $510,000           $(1,616,658)
                                       =====          ========        ==========         ========           ===========

Balances as of June 30, 1999              $0          $250,000        $3,084,381         $712,990           $(2,843,133)

250,000 stock warrants
issued                                                                                    132,500

Net loss                                                                                                       (663,706)

Preferred stock dividends                                                                                       (15,529)
                                       -----          --------        ----------         --------           -----------

Balances December 31, 1999                $0          $250,000        $3,084,381         $845,490           $(3,522,368)
                                       =====          ========        ==========         ========           ===========

   The accompanying notes are an integral part of the financial statements.

SIMS AGRICULTURAL PRODUCTS CO
STATEMENTS OF CASH FLOWS
For the six months ended December 31, 1999 and 1998

                                                                                     1999                  1998
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                                         $(663,705)            $(643,357)
  Adjustments to reconcile net loss to net cash from
    operating activities
      Depreciation and amortization                                                  271,352               251,558
      Loss (gain) on sales of assets                                                       0                (9,510)
      Change in assets and liabilities
           Accounts receivable                                                      (141,127)              330,603
           Inventory                                                                 (55,447)              734,017
           Prepaid expenses                                                           51,208               (49,523)
           Accounts payable                                                           33,399              (651,543)
           Accrued salaries and related taxes                                         (6,368)                9,900
           Accrued expenses and taxes                                                    439                 1,492
                                                                                   ---------             ---------
    Net cash from operating activities                                              (510,249)              (26,363)
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property, plant and equipment                                      (101,954)             (322,471)
  Acquisition of other assets                                                              0              (210,244)
  Proceeds on sale of assets                                                               0               169,739
                                                                                   ---------             ---------
    Net cash from investing activities                                              (101,954)             (362,976)

CASH FLOWS FROM INVESTING ACTIVITIES
  Net short term borrowing                                                           444,445               541,471
  Payments on long-term debt                                                        (181,601)             (113,660)
  Proceeds from subordinated debt                                                    208,082               750,100
  Proceeds from issuance of stock warrants                                           132,500                     0
  Preferred stock dividends                                                          (15,529)              (10,671)
                                                                                   ---------             ---------
    Net cash from financing activities                                               587,897               417,140
                                                                                   ---------             ---------
Net change in cash                                                                   (24,306)               27,801

Cash at beginning of year                                                             27,219                62,455
                                                                                   ---------             ---------
Cash at December 31,                                                               $   2,913             $   2,263
                                                                                   =========             =========

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
STATEMENTS OF CASH FLOWS
For the six months ended December 31, 1999 and 1998


                                                                        1999                 1998
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Cash paid during the six months:
  Interest paid                                                       $399,895             $387,812
  Income taxes paid                                                          0                    0

Noncash transactions

  Issuance of 81,212 shares of common stock for
      Goodwill                                                                              318,868

   The accompanying notes are an integral part of the financial statements.

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  NATURE OF BUSINESS - Sims manufactures micronutrients for the Agricultural Industry and markets throughout the United States and Canada. During 1998, Sims purchased the assets of an export/import business dealing in micronutrients and now markets worldwide (see Note C). A significant part of Sims' business is dependent upon a few customers. Approximately $39,000 (2%) and $399,000 (14%) of revenues were attributable to one customer in 1999 and 1998, respectively, and $136,800 (8%) and $372,000 (13%) were attributable to another unrelated customer in 1999 and 1998, respectively.

  USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates.

  CASH FLOWS - For purposes of the statement of cash flows, Sims considers all investments purchased with a maturity of three months or less to be cash equivalents.

  INVENTORY - Sims' inventory is valued at the lower of first in, first out
  (FIFO) cost or market (see Note D).

  PROPERTY AND EQUIPMENT - Sims' property and equipment are stated at cost. Depreciation is computed on the straight-line method over their estimated useful lives for book purposes and accelerated methods for tax purposes. Estimates of useful lives are as follows:

                    Buildings                           20 to 40 years
                    Furniture & fixtures                 5 to 10 years
                    Equipment                            7 to 15 years
                    Vehicles                                   5 years

  Depreciation amounted to $225,670 in 1999 and $226,189 in 1998. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

  INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will be deductible when the assets and liabilities are recovered or settled and the utilization of net operating loss carryforwards.

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
  GOODWILL - Goodwill represents the cost of certain assets acquired September 1, 1997 over their fair value plus the additional earnout paid in 1999 (See Note C). In June 1999, Sims reviewed the goodwill for impairment. Management concluded to expense the additional earnout of $318,868, adjust the carrying value $156,000 for impairment and change the estimated useful life of the remaining goodwill from 8 years to 5 years in 1999. Goodwill expense charged to operations was $17,490 in 1999 and $25,368 in 1998.

  RECLASSIFICATIONS - Certain reclassifications were made to the prior year financial statements for comparative purposes.

NOTE B - OPERATING CONDITIONS
  At June 30, 1999, Sims has a deficiency of working capital of $716,103. The net loss for the year ended June 30, 1999 is $1,860,035. Sims has taken the following steps to significantly decrease the losses. Locating new sources of lower cost raw material; eliminating low profit, capital intensive operations such as the subcontracted manufacturing operations in Suffolk and the import operations of the international division; reducing operating costs by consolidating job descriptions and running the business with fewer employees; shifting production to nights to decrease utility costs; and other cost reduction measures. Sims has developed a new line of lawn care products that is opening new markets and provides diversification from the agricultural markets. Sims has secured $250,000 in a line of credit from a bank secured by directors' guarantees (see Note E) and secured $250,000 of subordinated debt from various individuals to provide operating capital for the fiscal year (see Note F). Sims believes that these actions will restore profitable operations and will make improvements to its working capital during fiscal 2000.

NOTE C - BUSINESS ACQUISITION
  During September 1997, Sims acquired the assets of an import/export business by issuing 65,859 shares of common stock. The assets acquired were as follows:


                          ASSETS
          Inventory                              $404,639
          Goodwill                                250,000
          Net assets acquired                    $654,639

  In addition, the former shareholder of the import/export business is entitled to receive additional shares of Sims' common stock and warrants upon attaining certain earnings over a three-year period. The common stock and warrants will be recorded as goodwill as issued or exercised. Earnings are measured on a cumulative basis as of August 31, 1998, 1999 and 2000.

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE C - BUSINESS ACQUISITION (continued)
  The August 31, 1998 threshold was obtained and Sims recorded $318,868 of goodwill for the 81,212 shares of common stock issued in 1999 (See Note A). On October 18, 1999, Sims and the seller signed a mutual release agreement ending any further obligations on either party's part. There will be no additional liabilities to Sims and the non-compete agreement by the seller is cancelled and, therefore, no liability has been accrued

NOTE D - INVENTORY
  Inventory consists of the following:


                                                    1999             1998

               Raw materials                     $  311,913       $  861,942
               Finished goods                       722,204        1,111,998
               Packaging materials                  117,108          128,176
                                                 ----------       ----------
                                                 $1,151,225       $2,102,116

NOTE E - LONG-TERM DEBT
  Long-term debt consists of the following:


                                                            1999          1998
Mortgage payable to a bank requiring monthly payments
of $4,167 plus interest at the bank's base rate plus
 .25%.  The note matures in March 2007 and is secured
by real estate.                                         $  415,490    $  465,494


Note payable to a bank requiring monthly payments of
$719 including interest of prime plus .25%.  The note
matures in March 2002 and is secured by equipment.          17,364        24,233


Note payable to a bank requiring monthly payments of
$293 including interest at 8.6%. The note matures in
May 2003 and is secured by a vehicle.                       10,364             0

Mortgage payable to a bank requiring monthly payments
of $5,556 plus interest at the bank's base rate plus
 .25%.  The note matures in January 2001 and is secured
by real estate.                                            384,178       450,943


Note payable to a credit corporation requiring payments
of $1,800 for the first 3 months and $318 thereafter.
Includes interest at 10.75%, matures April 2002 and is
secured by equipment.                                        7,837        10,540

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE E - LONG-TERM DEBT (continued)

                                                            1999         1998
Mortgage payable to a bank requiring monthly payments of
$3,125 plus interest at 5.75%. The note matures November
2005 and is secured by equipment and real estate.          221,875      259,375

Mortgage payable to a bank requiring monthly payments of
$5,239 plus interest at the bank's base rate plus .75%.
The note matures in February 2004 and is secured by real
estate.                                                    273,015      335,887

Note payable to a leasing company requiring monthly
payments of $101 including interest at 13.529%, maturing
September 2002 and secured by equipment.                     1,123        2,103


                                                         1,331,246    1,548,575
     Current maturities of long-term debt                  228,257      227,215
            Long-term debt, net of current maturities   $1,102,989   $1,321,360

Maturities of long-term debt are as follows:
                                   Year ending June 30, 2001         $  228,257
                                                        2002            228,790
                                                        2003            226,086
                                                        2004            217,042
                                                        2005            202,814
                                                  Thereafter                  0

  Sims has a $2,500,000 revolving line of credit, with a balance of $1,417,773 at December 31, 1999. Advances on the line are payable on demand and based on a percentage of accounts receivable and inventory and incur interest at prime plus 1%. The credit line is secured by accounts receivable, inventory and property and equipment.

  The five loan agreements with the bank contain restrictive covenants including a tangible net worth requirement and a debt service coverage ratio. Sims either was in compliance with or had received waivers on October 6, 1999 for these covenants.

  Sims has a $250,000 revolving line of credit with another bank, with a balance of $249,300 at December 31, 1999. Advances on the line are payable on demand and incur interest at 12%. Guarantees of the officers and directors of Sims secure the credit line. The officers and directors were granted warrants for the purchase of 250,000 shares of common stock. The warrants expire December 31, 2006. Each warrant entitles the holder to purchase one share of stock at $.01 per share.

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE F - SUBORDINATED DEBT
  On August 10, 1998 two directors loaned Sims $750,100 subordinated to all Bank debt. The unsecured loans require monthly interest at 10% and mature August 30, 2009. On June 30, 1999, several directors and employees advanced Sims $383,000 in exchange for unsecured notes that are subordinated to all Bank debt. These notes include detachable stock warrants. The unsecured $383,000 notes require monthly interest payments at 12% per annum and mature June 30, 2002. Warrants for 383,000 shares were granted to the lenders entitling the holders to purchase common stock at $.01 per share. One third of these warrants are exercisable on every June 30 of the years 2000, 2001 and 2002. The warrants were valued at $.53 resulting in an $202,990 original issue discount on the subordinated debt and a corresponding increase in paid in capital. The original issue discount will be amortized into interest expense over the three-year term of the unsecured, subordinated debt using the straight-line method. On December 30, 1999, several individuals advanced Sims $250,000 in exchange for unsecured notes that are subordinated to all Bank debt. These notes include detachable stock warrants. The unsecured $250,000 notes require monthly interest payments at 12% per annum and mature December 30, 2002. Warrants for 250,000 shares were granted to the lenders entitling the holders to purchase common stock at $.01 per share. One third of these warrants are exercisable on every December 30 of the years 2000, 2001 and 2002. The warrants were valued at $.53 resulting in an $132,500 original issue discount on the subordinated debt and a corresponding increase in paid in capital. The original issue discount will be amortized into interest expense over the three-year term of the unsecured, subordinated debt using the straight-line method.

NOTE G - CAPITAL STOCK
  There were 250 shares of preferred stock authorized at December 31, 1999 and 1998. 125 shares were issued and outstanding as of December 31, 1999 and 1998. There are two classes (A & B) of preferred stock, each consisting of 125 shares, both of which are non-voting. Series A was converted into 1,020 shares of common stock per share of preferred stock during 1998. Series B pays annual dividends at the Wall Street Journal Prime Rates, adjusted semi-annually. The Series B shares have the right to dividends in arrears before any dividends may be paid on common stock. Dividends in arrears amounted to $630 at December 31, 1999.

  Sims has 4 million shares of common stock authorized at no par value at December 31, 1999 and 1998. There were 2,483,371 shares issued and outstanding at December 31, 1999 and 2,483,371 shares issued and outstanding at December 31, 1998.

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE G - CAPITAL STOCK (continued)
  Shares of common stock were reserved at December 31, 1999 for the exercise of 383,000 outstanding warrants expiring June 30, 2006. Each warrant entitles the holder to purchase one share of stock at $.01 per share (see Note F). Shares of common stock were reserved at December 31, 1999 for the exercise of 66,250 outstanding warrants expiring October 31, 2006. Each warrant entitles the holder to purchase one share of stock at $.01 per share (see Note E). Shares of common stock were reserved at December 31, 1999 for the exercise of 250,000 outstanding warrants expiring December 31, 2006. Each warrant entitles the holder to purchase one share of stock at $.01 per share (see Note
  F). Shares of common stock were also reserved at June 30, 1998 for the exercise of 28,572 outstanding warrants expiring December 31, 2007. Each warrant entitles the holder to purchase one share of stock at $7.00 per share.

  Earnings per common share is calculated using the weighted average number of common shares outstanding during the fiscal year. The weighted average was 2,483,371 shares for the six months ended December 31, 1999 and 2,419,078 shares for the six months ended December 31, 1998.

NOTE H - STOCK OPTIONS
  Sims has granted options pursuant to its 1995 Stock Option Plan to key employees. Options that have been granted and are outstanding generally expire 10 years from the date of grant or 3 months from the employee's termination of employment. The options become exercisable at the rate of 25% per year based on the number of full years the options are held from the date of grant. As of December 31, 1999 and 1998 a total of 245,000 and 182,000 options were outstanding, 86,125 and 48,625 options were exercisable and 355,000 and 378,000 options were available to be granted. All options are granted at an exercise price not less than 100% of the fair market value per share of Sims' common stock on the grant date. No options granted under the plan were compensatory. The following is a summary of the activity in Sims' stock option plan:


                                                                      Option Plan
                                                 Price Per Share        Shares
               Outstanding, July 1, 1998          $5.50 - $7.20         222,000
               Expired during the period              $7.20             (40,000)
               Outstanding, December 31, 1998     $5.50 - $7.20         182,000

               Outstanding, July 1, 1999          $5.50 - $7.20         180,000
               Granted during the period              $2.55              80,000
               Expired during the period              $7.20             (15,000)
               Outstanding, December 31, 1999     $2.55 - $7.20         245,000

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE H - STOCK OPTIONS (continued)
  The weighted average per share price of the outstanding options is $5.16 and $6.50 as of December 31, 1999 and 1998, respectively.

                                                                   Option Plan
                                               Price Per Share       Shares
               Exercisable, July 1, 1998            $5.50           29,875
               Options becoming exercisable     $5.50 - $6.07       18,750
               Exercisable, June 30, 1998       $5.50 - $6.07       48,625

               Exercisable, July 1, 1999        $5.50 - $6.07       74,875
               Options becoming exercisable     $5.50 - $7.20       15,000
               Expired during the year              $5.50           (3,750)
               Exercisable, June 30, 1999       $5.50 - $7.20       86,125

  The weighted average per share price of the exerciseable options is $6.39 and $6.42 as of December 31, 1999 and 1998, respectively.

  Sims has granted options pursuant to its 1996 Directors Stock Option Plan. Options that have been granted and are outstanding generally expire 10 years from the date of grant or 6 months from the director's termination and become exercisable at the rate of 25% per year based on the number of full years the options are held from the date of grant. As of December 31, 1999 and 1998 a total of 219,250 and 188,250 options were outstanding, 88,813 and 42,750 options were exercisable and 380,750 and 411,750 options were available to be granted. All options are granted at an exercise price not less than 100% of the fair market value per share of Sims' common stock on the grant date. No options granted under the plan were compensatory. The following is a summary of the activity in Sims' stock option plan:

                                                Price          Option Plan
                                               Per Share          Shares
          Outstanding, July 1, 1998           $5.50 - $6.07     278,500
          Granted during the year                  $4.35         35,000
          Expired during the year             $5.50 - $7.20    (129,250)
          Outstanding, December 31, 1998      $4.35 - $7.20     184,250

          Outstanding, July 1, 1999           $4.35 - $7.20     184,250
          Granted during the year                  $1.07         35,000
          Outstanding, December 31, 1999      $1.07 - $7.20     219,250

                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE H - STOCK OPTIONS (continued)
  The weighted average per share price of the outstanding options is $5.02 and $5.77 as of December 31, 1999 and 1998, respectively.

                                                             Option Plan
                                          Price Per Share      Shares
          Exercisable, July 1, 1998       $5.50 - $6.07       75,125
          Options becoming exercisable    $5.50 - $6.07        4,000
          Expired during the year         $5.50 - $6.07      (36,375)
          Exercisable, June 30, 1998      $5.50 - $6.07       42,750

          Exercisable, June 30, 1998      $5.50 - $6.07       76,063
          Options becoming exercisable    $5.50 - $7.20       12,750
          Exercisable, June 30, 1999      $5.50 - $7.20       88,813

  The weighted average per share price of the exerciseable options is $5.90 and $6.03 as of December 31, 1999 and 1998, respectively.

  In accordance with the provisions of SFAS 123, Sims applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If Sims had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                              1999            1998
            Net loss - as reported          $(663,706)     $(643,356)
            Net loss - pro forma             (688,423)      (681,471)

            Loss per share - as reported    $   (0.27)     $   (0.27)
            Loss per share - pro forma          (0.28)         (0.28)


                                   Continued

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE I - LEASES
  Sims leases trucks and railcars under lease arrangements classified as operating leases. The leases generally are for a period of twelve months with an automatic twelve-month renewal at the end of the lease. Total rent expense under these leases totaled $0 in 1999 and $5,618 in 1998. The future minimum lease payments under non-cancelable operating leases as of December 31, 1999 consisted of $0.

NOTE J - RELATED PARTY TRANSACTIONS
  A Company owned by one of Sims' largest shareholders has sold raw, finished materials and provided services to Sims. The following summarizes the transactions for 1999 and 1998 and account balances with this related company as of December 31, 1999 and 1998:

                                                          1999           1998

     Raw, finished material and service purchases       $107,109      $  2,445
     Trade payables                                       49,506       143,297

NOTE K - INCOME TAXES
  The provision for income taxes for the period ended December 31, 1999 and 1998 consists of the following:


                                                         1999         1998

     Current                                           $     511    $       -
     Deferred                                           (205,749)    (210,244)
     Change in valuation allowance                       205,749            -
       Total expense (benefit)                         $     511    $(210,244)

  A valuation was established against Sims' deferred tax assets because of the uncertainty that they would generate future tax benefits. The effect of this component is shown above as a separate component of the provision for income taxes. The components of the deferred tax assets are as follows:


       Net operating loss carryforward                  $560,553     $753,833
       Alternative minimum tax deposits                    9,496        9,496
       Section 263A inventory                             41,825       41,825
                                                         611,874      805,154

  The components of the deferred tax liabilities are as follows:


       Depreciation                                      299,582      299,582
         Net                                           $ 312,292     $505,572
         Valuation allowance                            (312,292)           -
         Net deferred tax asset                        $       -     $505,572

SIMS AGRICULTURAL PRODUCTS CO
NOTES TO THE FINANCIAL STATEMENTS

NOTE K - INCOME TAXES (continued)
  At June 30, 1999, Sims has, for income tax reporting purposes, net operating loss carryovers available to reduce future taxable income as follows:


                                                           Net Operating
                   Expiration Date                         Loss Carryover

                    June 30, 2007                            $  174,809
                    June 30, 2008                                67,869
                    June 30, 2011                                 7,462
                    June 30, 2012                                34,143
                    June 30, 2013                             1,384,583
                    June 30, 2014                             1,568,141
                                                             $3,237,007

                               INDEX TO EXHIBITS

Exhibit                             Exhibit
Number                            Description
------                            -----------

  3.1     Amended Articles of Incorporation of Registrant

  3.2     Minutes of Annual Shareholders' Meeting dated December 11, 1996

  3.3     Action by the Directors of Registrant effective June 30, 1993

  3.4     Amended Code of Regulations of Registrant

  4.2     Specimen Common Stock Certificate of Registrant

  4.3 Form of Non-Negotiable Subordinated Promissory Notes issued to various directors, officers and shareholders of Registrant in June and December 1999

  4.4 Form of Warrant Agreement between Registrant and various officers, directors and shareholders of Registrant in June and December 1999

  4.5 Form of Redeemable Warrant Certificate issued to various directors, officers and shareholders of Registrant in June and December 1999

  10.1    Sims Agricultural Products Co. 1995 Stock Option Plan

  10.2    Sims Agricultural Products Co. 1996 Directors Stock Option Plan

  10.3 Replacement Promissory Note of Registrant in favor of National City Bank, in the original principal amount of $645,286 dated January 12, 1996

  10.4 Promissory Note of Registrant in favor of National City Bank, in the original principal amount of $500,000 dated March 14, 1997

  10.5 Replacement Promissory Note of Registrant in favor of National City Bank, in the original principal amount of $610,000 dated January 12, 1996

  10.6 Commercial Installment Note of Registrant in favor of National City Bank, in the original principal amount of $300,000 dated March 21, 1997

  10.7 Mutual Release Agreement by and between Fertilizer Corporation of America, David Christopherson and Registrant dated October 18, 1999.